

REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
BANGKOK BANK PUBLIC COMPANY LIMITED

We have audited the consolidated balance sheet of Bangkok Bank Public Company Limited and its subsidiaries and the separate balance sheet of Bangkok Bank Public Company Limited as at December 31, 2009, and the related consolidated and separate statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated and separate financial statements of the Bank for the year ended December 31, 2008 were audited by another auditor of the same firm, whose report thereon dated February 24, 2009 expressed an unqualified opinion.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated and separate financial statements present fairly, in all material respects, the financial position of Bangkok Bank Public Company Limited and subsidiaries and of Bangkok Bank Public Company Limited as at December 31, 2009 and the results of operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

Permsak Wongpatcharapakorn
Certified Public Accountant (Thailand)
Registration No. 3427
DELOITTE TOUCHE TOHMATSU JAIYOS AUDIT CO., LTD.

BANGKOK
February 23, 2010

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT DECEMBER 31, 2009 AND 2008

					Baht
		CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	Notes	2009	2008	2009	2008
ASSETS					
CASH		35,779,903,318	41,505,777,530	35,675,087,007	41,413,640,369
INTERBANK AND MONEY MARKET ITEMS	5.2 , 5.22				
Domestic items					
Interest bearing		133,878,072,573	11,958,446,415	133,028,763,655	11,242,815,632
Non-interest bearing		7,814,131,436	5,802,221,571	7,685,196,792	5,775,055,428
Foreign items					
Interest bearing		74,013,875,314	87,323,172,311	72,119,531,611	84,013,533,009
Non-interest bearing		15,068,741,159	33,813,573,845	10,565,375,936	33,360,302,485
Total interbank and money market items, net		230,774,820,482	138,897,414,142	223,398,867,994	134,391,706,554
INVESTMENTS	4.4 , 5.3 , 5.22				
Current investments, net		109,428,337,008	120,742,512,964	108,439,678,780	119,648,871,154
Long-term investments, net		233,149,997,447	162,697,991,330	231,205,939,403	160,841,013,942
Investments in subsidiaries and associated companies, net		562,528,916	400,895,991	25,595,919,577	5,967,910,955
Total investments, net		343,140,863,371	283,841,400,285	365,241,537,760	286,457,796,051
LOANS AND ACCRUED INTEREST RECEIVABLE	4.5 , 5.4				
Loans		1,143,287,492,909	1,181,217,131,967	1,101,344,631,579	1,171,716,239,032
Accrued interest receivable		2,173,409,994	3,405,637,529	2,088,181,650	3,390,627,533
Total loans and accrued interest receivable		1,145,460,902,903	1,184,622,769,496	1,103,432,813,229	1,175,106,866,565
Less Allowance for doubtful accounts	4.6 , 5.5	(60,516,855,022)	(53,980,193,802)	(58,113,541,189)	(53,397,707,855)
Less Revaluation allowance for debt restructuring	4.7 , 5.6	(4,628,067,166)	(6,370,494,920)	(4,628,067,166)	(6,370,494,920)
Total loans and accrued interest receivable, net		1,080,315,980,715	1,124,272,080,774	1,040,691,204,874	1,115,338,663,790
PROPERTIES FOR SALE, NET	4.8 , 5.7 , 5.22	33,568,847,797	35,980,626,529	27,504,228,886	29,619,628,265
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES		414,254,174	492,888,127	414,254,174	492,888,127
PREMISES AND EQUIPMENT, NET	4.9 , 5.8	29,504,043,057	30,822,506,920	29,205,436,548	30,617,003,244
DERIVATIVE REVALUATION		6,445,898,964	9,477,789,053	6,437,655,306	9,466,664,788
OTHER ASSETS, NET		11,987,004,530	11,820,674,956	11,624,145,808	12,045,520,382
TOTAL ASSETS		1,771,931,616,408	1,677,111,158,316	1,740,192,418,357	1,659,843,511,570

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31, 2009 AND 2008

Baht

	Notes	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
		2009	2008	2009	2008
LIABILITIES AND SHAREHOLDERS' EQUITY					
DEPOSITS	5.9				
Deposits in Baht		1,244,108,084,711	1,201,005,321,090	1,244,107,818,293	1,202,286,347,062
Deposits in foreign currencies		116,607,435,875	121,282,115,636	98,869,503,685	109,190,368,299
Total deposits		1,360,715,520,586	1,322,287,436,726	1,342,977,321,978	1,311,476,715,361
INTERBANK AND MONEY MARKET ITEMS	5.10				
Domestic items					
Interest bearing		35,782,506,457	12,180,444,132	36,734,337,934	12,602,103,539
Non-interest bearing		3,786,534,494	4,659,954,272	3,793,422,239	4,567,032,580
Foreign items					
Interest bearing		45,662,893,348	36,122,222,161	35,059,350,422	32,691,582,827
Non-interest bearing		4,170,025,393	2,936,791,121	4,293,063,878	3,023,639,007
Total interbank and money market items		89,401,959,692	55,899,411,686	79,880,174,473	52,884,357,953
LIABILITIES PAYABLE ON DEMAND		7,968,129,851	5,449,818,357	7,946,941,595	5,425,272,183
BORROWINGS	5.11				
Short-term borrowings		71,548,454,784	59,833,857,213	71,748,454,784	58,934,808,633
Long-term borrowings		8,574,103,186	9,293,587,493	8,574,103,186	9,293,587,493
Total borrowings		80,122,557,970	69,127,444,706	80,322,557,970	68,228,396,126
BANK'S LIABILITIES UNDER ACCEPTANCES		414,254,174	492,888,127	414,254,174	492,888,127
PROVISIONS FOR CONTINGENCIES	4.12	4,400,722,709	4,106,244,008	4,400,722,709	4,106,244,008
DERIVATIVE REVALUATION		4,792,987,664	15,189,633,160	4,783,365,863	15,174,092,865
OTHER LIABILITIES		26,653,753,594	28,955,266,812	24,751,469,901	28,878,223,447
TOTAL LIABILITIES		1,574,469,886,240	1,501,508,143,582	1,545,476,808,663	1,486,666,190,070

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31, 2009 AND 2008

Baht

	Notes	CONSOLIDATED FINANCIAL STATEMENTS 2009	CONSOLIDATED FINANCIAL STATEMENTS 2008	SEPARATE FINANCIAL STATEMENTS 2009	SEPARATE FINANCIAL STATEMENTS 2008
LIABILITIES AND SHAREHOLDERS' EQUITY(CONTINUED)					
SHAREHOLDERS' EQUITY					
SHARE CAPITAL	5.16				
Registered share capital					
1,655,000 preferred shares of Baht 10 each		16,550,000	16,550,000	16,550,000	16,550,000
3,998,345,000 ordinary shares of Baht 10 each		39,983,450,000	39,983,450,000	39,983,450,000	39,983,450,000
Issued and paid-up share capital					
1,908,842,894 ordinary shares of Baht 10 each		19,088,428,940	19,088,428,940	19,088,428,940	19,088,428,940
PREMIUM ON ORDINARY SHARE CAPITAL		56,346,232,013	56,346,232,013	56,346,232,013	56,346,232,013
UNREALIZED INCREMENT PER LAND APPRAISAL	4.9	10,191,315,292	10,191,315,292	10,191,315,292	10,191,315,292
UNREALIZED INCREMENT PER PREMISES APPRAISAL	4.9	4,590,839,903	5,493,374,080	4,590,839,903	5,493,374,080
UNREALIZED GAINS ON INVESTMENTS	4.4	13,158,417,506	5,886,723,264	13,175,306,984	5,866,699,452
FOREIGN EXCHANGE ADJUSTMENT		(2,071,784,561)	(1,566,130,508)	(1,198,051,076)	(1,107,235,741)
UNREALIZED GAINS RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY TO THE PUBLIC IN EXCESS OF BOOK VALUE		45,399,683	45,399,683	-	-
RETAINED EARNINGS					
Appropriated	5.19 , 5.20				
Legal reserve		14,000,000,000	13,000,000,000	14,000,000,000	13,000,000,000
Others		56,500,000,000	46,500,000,000	56,500,000,000	46,500,000,000
Unappropriated		24,927,282,982	19,987,235,168	22,021,537,638	17,798,507,464
TOTAL		196,776,131,758	174,972,577,932	194,715,609,694	173,177,321,500
MINORITY INTEREST		685,598,410	630,436,802	-	-
TOTAL SHAREHOLDERS' EQUITY		197,461,730,168	175,603,014,734	194,715,609,694	173,177,321,500
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,771,931,616,408	1,677,111,158,316	1,740,192,418,357	1,659,843,511,570
OFF-BALANCE SHEET ITEMS-CONTINGENCIES	5.21				
AVALS TO BILLS AND GUARANTEES OF LOANS		6,748,342,762	6,243,315,311	6,575,620,810	6,029,007,558
LIABILITY UNDER UNMATURED IMPORT BILLS		11,570,792,073	10,554,999,645	11,194,671,481	10,424,147,456
LETTERS OF CREDIT		29,775,066,109	26,113,156,160	29,286,015,937	25,909,639,430
OTHER CONTINGENCIES		987,266,164,977	1,006,601,570,452	985,194,359,428	1,004,071,599,003

Notes to the financial statements form an integral part of these financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Baht

	Notes	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
		2009	2008	2009	2008
INTEREST AND DIVIDEND INCOME					
Interest on loans		53,565,423,958	64,205,996,002	53,141,021,490	63,648,835,049
Interest on interbank and money market items		2,864,520,693	5,181,352,849	2,590,023,848	4,981,464,282
Investments		8,727,230,147	11,234,336,681	8,780,837,678	11,281,509,401
Total interest and dividend income		65,157,174,798	80,621,685,532	64,511,883,016	79,911,808,732
INTEREST EXPENSES					
Interest on deposits		11,986,213,867	23,886,073,222	11,672,598,446	23,552,798,998
Interest on interbank and money market items		901,077,914	774,192,829	875,889,825	611,851,397
Interest on short-term borrowings		1,431,357,653	1,622,083,481	1,410,705,088	1,610,919,319
Interest on long-term borrowings		1,448,507,981	1,412,278,656	1,448,507,981	1,412,278,656
Total interest expenses		15,767,157,415	27,694,628,188	15,407,701,340	27,187,848,370
NET INTEREST AND DIVIDEND INCOME		49,390,017,383	52,927,057,344	49,104,181,676	52,723,960,362
BAD DEBT AND DOUBTFUL ACCOUNTS	4.6, 5.5	8,965,444,533	663,045,042	8,896,485,477	493,676,888
LOSS ON DEBT RESTRUCTURING (REVERSAL)		(1,367,453,793)	5,915,228,999	(1,367,453,793)	5,915,228,999
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING		41,792,026,643	46,348,783,303	41,575,149,992	46,315,054,475
NON-INTEREST INCOME					
Gain (loss) on investments	5.3.5	475,051,331	(2,983,612,584)	594,610,813	(2,975,935,976)
Gain on equity		195,787,925	92,327,317	-	-
Fees and service income					
Acceptances, aval and guarantees		89,996,635	92,023,939	89,996,635	92,023,939
Others		20,110,340,247	18,258,480,482	18,760,007,941	17,129,612,022
Gain on exchange		4,172,895,557	4,315,273,000	4,131,308,336	4,255,742,432
Gain on disposal of assets		1,140,073,158	1,329,928,788	576,969,839	1,267,138,634
Other income		685,101,006	461,397,562	676,725,339	433,627,582
Total non-interest income		26,869,245,859	21,565,818,504	24,829,618,903	20,202,208,633
NON-INTEREST EXPENSES					
Personnel expenses		14,817,582,492	14,186,574,775	14,109,657,408	13,592,587,065
Premises and equipment expenses		7,701,830,788	7,236,010,139	7,530,228,456	7,063,617,038
Taxes and duties		2,555,128,916	2,699,064,388	2,522,264,872	2,596,390,715
Fees and service expenses		4,374,967,979	4,027,676,794	4,329,266,046	3,953,053,042
Directors' remuneration		96,369,959	96,393,247	84,000,000	87,750,000
Contributions to the Financial Institutions Development Fund and the Deposit Protection Fund		4,834,676,365	4,773,583,032	4,834,676,365	4,773,583,032
Other expenses		4,994,615,697	5,405,797,556	4,732,584,888	5,325,955,515
Total non-interest expenses		39,375,172,196	38,425,099,931	38,142,678,035	37,392,936,407
INCOME BEFORE INCOME TAX		29,286,100,306	29,489,501,876	28,262,090,860	29,124,326,701
INCOME TAX EXPENSES		8,393,103,041	9,165,135,768	8,215,066,181	9,081,126,612
NET INCOME		20,892,997,265	20,324,366,108	20,047,024,679	20,043,200,089
ATTRIBUTABLE TO					
Equity holders of the Bank		20,764,042,319	20,242,989,208	20,047,024,679	20,043,200,089
Minority interest		128,954,946	81,376,900	-	-
		20,892,997,265	20,324,366,108	20,047,024,679	20,043,200,089
BASIC EARNINGS PER SHARE	4.20	10.88	10.60	10.50	10.50
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (SHARES)		1,908,842,894	1,908,842,894	1,908,842,894	1,908,842,894

Notes to the financial statements form an integral part of these financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Baht

		CONSOLIDATED FINANCIAL STATEMENTS												
	Notes	Issued and Paid-up Share Capital Ordinary Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Unrealized Gains on Investments	Foreign Exchange Adjustment	Unrealized Gains Resulting from the Sale of Shares of a Subsidiary to the Public in Excess of Book Value	Retained Earnings Appropriated Legal Reserve	Retained Earnings Appropriated Others	Retained Earnings Unappropriated	Total equity attributable to the Bank's shareholders	Minority Interest	Total
Balance as at January 1, 2008		19,088,428,940	56,346,232,013	10,192,264,052	6,398,380,954	11,782,574,005	(1,938,656,473)	45,399,683	12,000,000,000	36,500,000,000	15,564,818,998	165,979,442,172	657,497,374	166,636,939,546
Unrealized increment per land appraisal decrease		-	-	(948,760)	-	-	-	-	-	-	-	(948,760)	-	(948,760)
Unrealized increment per premises appraisal decrease		-	-	-	(905,006,874)	-	-	-	-	-	-	(905,006,874)	-	(905,006,874)
Unrealized gains on investments decrease		-	-	-	-	(5,895,850,741)	-	-	-	-	-	(5,895,850,741)	(2,596,252)	(5,898,446,993)
Foreign exchange adjustment		-	-	-	-	-	372,525,965	-	-	-	-	372,525,965	-	372,525,965
Gains (losses) recognised in equity		-	-	(948,760)	(905,006,874)	(5,895,850,741)	372,525,965	-	-	-	-	(6,429,280,410)	(2,596,252)	(6,431,876,662)
Net income		-	-	-	-	-	-	-	-	-	20,242,989,208	20,242,989,208	81,376,900	20,324,366,108
Total recognised gains (losses) for the year		-	-	(948,760)	(905,006,874)	(5,895,850,741)	372,525,965	-	-	-	20,242,989,208	13,813,708,798	78,780,648	13,892,489,446
Depreciation of building appraisal		-	-	-	-	-	-	-	-	-	905,006,884	905,006,884	-	905,006,884
Realized increment of assets appraisal		-	-	-	-	-	-	-	-	-	948,760	948,760	-	948,760
Appropriation for previous year														
Dividend paid	5.19 , 5.20	-	-	-	-	-	-	-	-	-	(3,817,685,788)	(3,817,685,788)	-	(3,817,685,788)
Legal reserve	5.19 , 5.20	-	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-	-	-
Others	5.19 , 5.20	-	-	-	-	-	-	-	-	5,000,000,000	(5,000,000,000)	-	-	-
Appropriation for current year														
Dividend paid	5.19 , 5.20	-	-	-	-	-	-	-	-	-	(1,908,842,894)	(1,908,842,894)	(105,841,220)	(2,014,684,114)
Legal reserve	5.19 , 5.20	-	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-	-	-
Others	5.19 , 5.20	-	-	-	-	-	-	-	-	5,000,000,000	(5,000,000,000)	-	-	-
Balance as at December 31, 2008		19,088,428,940	56,346,232,013	10,191,315,292	5,493,374,080	5,886,723,264	(1,566,130,508)	45,399,683	13,000,000,000	46,500,000,000	19,987,235,168	174,972,577,932	630,436,802	175,603,014,734
												-		-
Balance as at January 1, 2009		19,088,428,940	56,346,232,013	10,191,315,292	5,493,374,080	5,886,723,264	(1,566,130,508)	45,399,683	13,000,000,000	46,500,000,000	19,987,235,168	174,972,577,932	630,436,802	175,603,014,734
Unrealized increment per premises appraisal decrease		-	-	-	(902,534,177)	-	-	-	-	-	-	(902,534,177)	-	(902,534,177)
Unrealized gains on investments increase		-	-	-	-	7,271,694,242	-	-	-	-	-	7,271,694,242	2,220,554	7,273,914,796
Foreign exchange adjustment		-	-	-	-	-	(505,654,053)	-	-	-	-	(505,654,053)	-	(505,654,053)
Gains (losses) recognised in equity		-	-	-	(902,534,177)	7,271,694,242	(505,654,053)	-	-	-	-	5,863,506,012	2,220,554	5,865,726,566
Net income		-	-	-	-	-	-	-	-	-	20,764,042,319	20,764,042,319	128,954,946	20,892,997,265
Total recognised gains (losses) for the year		-	-	-	(902,534,177)	7,271,694,242	(505,654,053)	-	-	-	20,764,042,319	26,627,548,331	131,175,500	26,758,723,831
Depreciation of building appraisal		-	-	-	-	-	-	-	-	-	902,534,177	902,534,177	-	902,534,177
Appropriation for previous year														
Dividend paid	5.19 , 5.20	-	-	-	-	-	-	-	-	-	(3,817,685,788)	(3,817,685,788)	-	(3,817,685,788)
Legal reserve	5.19 , 5.20	-	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-	-	-
Others	5.19 , 5.20	-	-	-	-	-	-	-	-	5,000,000,000	(5,000,000,000)	-	-	-
Appropriation for current year														
Dividend paid	5.19 , 5.20	-	-	-	-	-	-	-	-	-	(1,908,842,894)	(1,908,842,894)	(76,013,892)	(1,984,856,786)
Legal reserve	5.19 , 5.20	-	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-	-	-
Others	5.19 , 5.20	-	-	-	-	-	-	-	-	5,000,000,000	(5,000,000,000)	-	-	-
Balance as at December 31, 2009		19,088,428,940	56,346,232,013	10,191,315,292	4,590,839,903	13,158,417,506	(2,071,784,561)	45,399,683	14,000,000,000	56,500,000,000	24,927,282,982	196,776,131,758	685,598,410	197,461,730,168

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Baht

		SEPARATE FINANCIAL STATEMENTS									
	Notes	Issued and Paid-up Share Capital Ordinary Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Unrealized Gains on Investments	Foreign Exchange Adjustment	Retained Earnings Appropriated Legal Reserve	Retained Earnings Appropriated Others	Retained Earnings Unappropriated	Total
Balance as at January 1, 2008		19,088,428,940	56,346,232,013	10,192,264,052	6,398,380,954	11,782,899,805	(1,492,457,931)	12,000,000,000	36,500,000,000	13,575,880,413	164,391,628,246
Unrealized increment per land appraisal decrease		-	-	(948,760)	-	-	-	-	-	-	(948,760)
Unrealized increment per premises appraisal decrease		-	-	-	(905,006,874)	-	-	-	-	-	(905,006,874)
Unrealized gains on investments decrease		-	-	-	-	(5,916,200,353)	-	-	-	-	(5,916,200,353)
Foreign exchange adjustment		-	-	-	-	-	385,222,190	-	-	-	385,222,190
Gains (losses) recognised in equity		-	-	(948,760)	(905,006,874)	(5,916,200,353)	385,222,190	-	-	-	(6,436,933,797)
Net income		-	-	-	-	-	-	-	-	20,043,200,089	20,043,200,089
Total recognised gains (losses) for the year		-	-	(948,760)	(905,006,874)	(5,916,200,353)	385,222,190	-	-	20,043,200,089	13,606,266,292
Depreciation of building appraisal		-	-	-	-	-	-	-	-	905,006,884	905,006,884
Realized increment of assets appraisal		-	-	-	-	-	-	-	-	948,760	948,760
Appropriation for previous year											
Dividend paid	5.19, 5.20	-	-	-	-	-	-	-	-	(3,817,685,788)	(3,817,685,788)
Legal reserve	5.19, 5.20	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-
Others	5.19, 5.20	-	-	-	-	-	-	-	5,000,000,000	(5,000,000,000)	-
Appropriation for current year											
Dividend paid	5.19, 5.20	-	-	-	-	-	-	-	-	(1,908,842,894)	(1,908,842,894)
Legal reserve	5.19, 5.20	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-
Others	5.19, 5.20	-	-	-	-	-	-	-	5,000,000,000	(5,000,000,000)	-
Balance as at December 31, 2008		19,088,428,940	56,346,232,013	10,191,315,292	5,493,374,080	5,866,699,452	(1,107,235,741)	13,000,000,000	46,500,000,000	17,798,507,464	173,177,321,500
Balance as at January 1, 2009		19,088,428,940	56,346,232,013	10,191,315,292	5,493,374,080	5,866,699,452	(1,107,235,741)	13,000,000,000	46,500,000,000	17,798,507,464	173,177,321,500
Unrealized increment per premises appraisal decrease		-	-	-	(902,534,177)	-	-	-	-	-	(902,534,177)
Unrealized gains on investments increase		-	-	-	-	7,308,607,532	-	-	-	-	7,308,607,532
Foreign exchange adjustment		-	-	-	-	-	(90,815,335)	-	-	-	(90,815,335)
Gains (losses) recognised in equity		-	-	-	(902,534,177)	7,308,607,532	(90,815,335)	-	-	-	6,315,258,020
Net income		-	-	-	-	-	-	-	-	20,047,024,679	20,047,024,679
Total recognised gains (losses) for the year		-	-	-	(902,534,177)	7,308,607,532	(90,815,335)	-	-	20,047,024,679	26,362,282,699
Depreciation of building appraisal		-	-	-	-	-	-	-	-	902,534,177	902,534,177
Appropriation for previous year											
Dividend paid	5.19, 5.20	-	-	-	-	-	-	-	-	(3,817,685,788)	(3,817,685,788)
Legal reserve	5.19, 5.20	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-
Others	5.19, 5.20	-	-	-	-	-	-	-	5,000,000,000	(5,000,000,000)	-
Appropriation for current year											
Dividend paid	5.19, 5.20	-	-	-	-	-	-	-	-	(1,908,842,894)	(1,908,842,894)
Legal reserve	5.19, 5.20	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-
Others	5.19, 5.20	-	-	-	-	-	-	-	5,000,000,000	(5,000,000,000)	-
Balance as at December 31, 2009		19,088,428,940	56,346,232,013	10,191,315,292	4,590,839,903	13,175,306,984	(1,198,051,076)	14,000,000,000	56,500,000,000	22,021,537,638	194,715,609,694

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2009	2008	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES				
Income before income tax	29,286,100,306	29,489,501,876	28,262,090,860	29,124,326,701
Items to reconcile income before income tax				
to cash received (paid) from operating activities				
Depreciation and amortization expenses	3,373,552,406	3,482,846,754	3,314,808,914	3,426,832,773
Bad debt and doubtful accounts	8,965,444,533	663,045,042	8,896,485,477	493,676,888
Loss on debt restructuring (reversal)	(1,367,453,793)	5,915,228,999	(1,367,453,793)	5,915,228,999
Loss (gain) on foreign exchange	(1,173,248,097)	296,058,972	(1,170,210,210)	291,678,104
Amortization of discount on investment in debt securities	(127,575,300)	(1,706,847,780)	(130,633,287)	(1,700,047,472)
Unrealized loss (gain) on revaluation of trading securities	80,492,640	(55,980,732)	80,402,702	(54,261,824)
Unrealized loss on transfer of investments	116,370,275	29,439,762	116,370,275	29,439,762
Gain on disposal of securities for investments	(793,969,519)	(1,012,221,120)	(917,805,855)	(1,012,101,542)
Loss on impairment of investments	186,170,711	4,236,047,111	186,239,461	4,228,647,111
Gain on equity	(195,787,925)	(92,327,317)	-	-
Dividend income from associated companies	77,145,000	24,335,222	-	-
Loss on impairment of properties for sale	644,208,810	763,768,860	545,800,853	762,114,850
Gain on disposal of premises, equipment and leasehold	(16,726,060)	(14,249,454)	(16,947,407)	(12,312,535)
Loss on impairment of premises, equipment and leasehold	-	34,001,330	-	34,001,330
Loss on impairment of other assets	17,873,510	510,924,693	15,537,089	510,924,693
Loss on redemption prior to the maturity of subordinated bonds	-	567,459	-	567,459
Provisions for contingencies expenses	294,478,701	105,907,169	294,478,701	105,907,169
Interest and dividend income	(65,157,174,798)	(80,621,685,532)	(64,511,883,016)	(79,911,808,732)
Interest expenses	15,767,157,415	27,694,628,188	15,407,701,340	27,187,848,370
Proceeds from interest and dividend income	66,716,124,019	81,232,886,809	66,078,866,148	80,504,979,635
Interest expenses paid	(19,691,890,762)	(30,199,736,587)	(19,309,760,136)	(29,693,171,739)
Increase in other accrued receivables	(65,295,767)	(33,582,102)	(808,119)	(510,193)
Increase (decrease) in other accrued expenses	(560,455,653)	388,408,288	(97,485,109)	317,173,488
Income from operations before changes in operating assets and liabilities	36,375,540,652	41,130,965,910	35,675,794,888	40,549,133,295
Decrease (increase) in operating assets				
Interbank and money market items	(92,206,888,271)	37,722,779,383	(93,568,487,482)	30,928,652,532
Securities purchased under resale agreements	-	10,200,000,000	-	10,200,000,000
Current investments - trading securities	(9,711,875,709)	(27,001,677,513)	(9,766,115,019)	(26,918,969,350)
Loans	31,648,820,201	(156,871,741,685)	32,213,408,193	(154,001,111,370)
Properties for sale	5,811,765,839	6,861,565,821	5,643,094,443	6,709,676,684
Other assets	2,842,992,544	(10,090,174,608)	1,696,485,888	(10,554,906,808)

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2009	2008	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Increase (decrease) in operating liabilities				
Deposits	38,428,083,860	44,916,145,590	34,867,045,917	44,408,341,803
Interbank and money market items	33,502,548,006	(8,256,991,266)	53,326,759,941	(5,222,956,119)
Liabilities payable on demand	2,518,311,494	(253,191,355)	2,521,735,532	(164,342,754)
Short - term borrowings	11,737,532,928	25,795,308,338	12,801,578,488	25,542,596,321
Other liabilities	(6,862,518,038)	10,907,840,972	(7,815,848,370)	11,598,445,413
Cash provided by (used in) operating activities before income tax	54,084,313,506	(24,939,170,413)	67,595,452,419	(26,925,440,353)
Income tax paid	(8,621,162,116)	(10,088,908,875)	(8,435,508,158)	(9,899,271,786)
Net cash provided by (used in) operating activities	45,463,151,390	(35,028,079,288)	59,159,944,261	(36,824,712,139)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of available-for-sale securities	(197,964,512,978)	(128,713,862,753)	(195,120,731,975)	(127,166,418,372)
Proceeds from disposal of available-for-sale securities	158,935,760,132	132,503,692,279	155,876,355,948	132,392,495,383
Purchase of held-to-maturity debt securities	(40,484,075,130)	(17,082,088,080)	(32,414,025,577)	(8,999,247,148)
Proceeds from redemption of held-to-maturity debt securities	37,034,412,139	65,484,410,923	29,240,338,657	57,534,249,924
Purchase of general investments	(2,429,401,154)	(4,734,886,835)	(2,413,601,154)	(4,734,886,835)
Proceeds from disposal of general investments	1,750,854,809	2,642,288,207	1,750,854,809	2,642,288,207
Purchase of investments in subsidiaries and associated companies	(42,990,000)	(11,998,800)	(14,022,005,141)	(11,998,800)
Proceeds from disposal of investments in associated companies	-	80,000,000	-	80,000,000
Purchase of premises, equipment and leasehold	(2,133,112,631)	(3,634,904,635)	(2,015,988,547)	(3,544,382,510)
Proceeds from disposal of premises, equipment and leasehold	17,668,383	39,388,494	17,640,141	37,403,632
Net cash provided by (used in) investing activities	(45,315,396,430)	46,572,038,800	(59,101,162,839)	48,229,503,481
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash paid for redemption prior to the maturity of subordinated bonds	-	(6,433,681)	-	(6,433,681)
Increase (decrease) in borrowings	(46,360,265)	59,351,759	(46,360,265)	59,351,759
Dividend paid	(5,726,528,682)	(5,726,528,682)	(5,726,528,682)	(5,726,528,682)
Dividend paid for minority interest	(76,013,892)	(105,841,220)	-	-
Net cash used in financing activities	(5,848,902,839)	(5,779,451,824)	(5,772,888,947)	(5,673,610,604)
Effect on cash due to changes in the exchange rates	(24,726,333)	26,204,585	(24,445,837)	27,171,275
Net increase (decrease) in cash and cash equivalents	(5,725,874,212)	5,790,712,273	(5,738,553,362)	5,758,352,013
Cash and cash equivalents as at January 1,	41,505,777,530	35,715,065,257	41,413,640,369	35,655,288,356
Cash and cash equivalents as at December 31,	35,779,903,318	41,505,777,530	35,675,087,007	41,413,640,369

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

1. REGULATORY REQUIREMENTS

The Bank is subject to various capital and regulatory requirements administered by the Bank of Thailand (BOT). Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must satisfy specific capital guidelines that involve quantitative measurements of the Bank's assets, liabilities and certain off-balance sheet items calculated in accordance with regulatory requirements. The Bank's capital amounts and classification are also subject to qualitative judgement by the BOT about components, risk weightings and other factors. The Bank believes that as at December 31, 2009 and 2008, the Bank complied with all capital adequacy requirements. However, these capital and regulatory requirements are subject to change by the BOT.

In January 2004, the Ministry of Finance and the Bank of Thailand announced the Financial Sector Master Plan defining the framework for the financial services industry and the types of financial institutions. In accordance with the said announcement, the Bank submitted a plan in July 2004 to the Bank of Thailand, for approval by the Ministry of Finance, to sell the shares in Bualuang Finance Company Limited to Asia Credit Public Company Limited which had applied for a full banking license.

Following approval from the Ministry of Finance for Asia Credit Public Company Limited to establish a commercial bank in December 2004, the Bank sold all the shares held in Bualuang Finance Company Limited to Asia Credit Public Company Limited in April 2005. In this regard, the Bank must reduce the shareholding in Asia Credit Public Company Limited according the timeframe set by the Ministry of Finance.

In September 2005, the Bank reduced the shareholding in Asia Credit Public Company Limited such that company is no longer an associated company and the remaining investment was transferred to investments in available-for-sale securities and general investments portfolio.

In December 2005, Asia Credit Public Company Limited was granted a commercial banking license from the Ministry of Finance and was renamed ACL Bank Public Company Limited.

In November 2006, the Bank exercised the right to convert the preferred shares in ACL Bank Public Company Limited into common shares. The Bank classified the entire investment in the common shares of the company as available-for-sale securities.

In December 2006, the Bank requested for approval to extend the timeframe for the reduction of the shareholding in ACL Bank Public Company Limited, which was due for execution in that month. The timeframe was extended to June 30, 2007. In June 2007, the Bank requested for another approval for further extension of that portion due for execution in that month. The Ministry of Finance did not approve the request and required the Bank to reduce the remaining shareholding by December 2007 in accordance with previous conditions.

In December 2007, the Bank requested for approval to extend the timeframe for the reduction of all the remaining shareholding aforementioned. In March 2008, the Ministry of Finance had considered but not approved such request, and required the Bank to dispose of the said shares expeditiously.

In September 2009, the Bank has entered into an agreement to sell all of its holding of 306,264,561 shares of ACL Bank Public Company Limited (ACL), representing 19.26% of ACL shares outstanding. The sale transaction will take place at the same price and time as the Voluntary Tender Offer that Industrial and Commercial Bank of China Limited (ICBC) has announced that it intends to make for ACL shares. ICBC has also notified us that the Voluntary Tender Offer shall only be made upon ICBC obtaining relevant governmental, regulatory and shareholder approvals, and the Voluntary Tender Offer is subject to certain conditions including ICBC acquiring at least 51% of all the issued shares of ACL.

According to the BOT's Notification regarding the Guideline on Consolidated Supervision dated August 3, 2008, being the guideline that the BOT has applied to monitor the Financial Group, comprising of the Bank and subsidiaries.

The guideline requires the Bank to disclose the policy of intra-group transactions within the Financial Group as well as the risk management policy of intra-group transactions within the Financial Group.

The Bank has set the policy regarding the intra-group transactions within the Financial Group and the risk management policy of intra-group transactions within the Financial Group as follows :

The Bank has determined that transactions among companies within the Financial Group must follow good governance principles. Documentation of such transactions shall be legal binding. Conditions and requirements of intra-group transactions shall not be different from transactions dealt with external parties with comparable level of risk and shall not be done below cost of such transaction. The Bank must have an effective risk management and internal control systems. The process of monitoring, review, and measurement of risks incurred for intra-group transactions must be set in place. In addition, the Bank must report and disclose information on intra-group transactions within its Financial Group to the Risk Management Committee of the Financial Group and the Board of Directors of the Bank.

In the case where conflict of interest which is not based upon normal operating transaction arises, the Board of Directors of each business entity shall make appropriate decision.

For intra-group transactions that are not covered by this policy, the Bank will follow the guideline of the BOT and/or other relevant regulatory authorities.

2. BASIS FOR PREPARATION OF THE CONSOLIDATED AND THE SEPARATE FINANCIAL STATEMENTS

Bangkok Bank Public Company Limited is a public company registered in the Kingdom of Thailand with its head office located at 333 Silom Road, Bangrak, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world.

2.1 The consolidated and the separate financial statements have been presented in accordance with the regulations of the Stock Exchange of Thailand (SET) regarding the Basis, Conditions and Procedures for the Preparation and Submission of Financial Statements Position and Results of Operations of Listed Companies B.E. 2544 dated January 22, 2001, and with the BOT's Notification regarding the Preparation and Announcement of Financial Statements of Commercial Banks and Parent Companies of Financial Holding Groups dated August 3, 2008.

The financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies.

The preparation of the financial statements in conformity with Generally Accepted Accounting Principles (GAAP) also requires the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. The actual results may differ from those estimates. The use of accounting judgments and estimates that are of significance are disclosed in Note 3. Further information about methods and key assumptions are set out in the relevant notes.

The Bank prepares its statutory financial statements in the Thai language in conformity with financial accounting standards in Thailand and as stated above. The financial statements are prepared in accordance with accounting principles and practices generally accepted in Thailand.

2.2 New or revised accounting standards and financial reporting standards

2.2.1 The Federation of Accounting Professions has issued the Notification of Federation of Accounting Professions No. 12/2552 dated May 15, 2009 regarding the renumbering of the Thai Accounting Standards (TAS) and the Thai Financial Reporting Standards (TFRS) to be equivalent to the International Accounting Standards (IAS) and the International Financial Reporting Standards (IFRS). The disclosure of new number of TAS and TFRS in the financial statements for the years ended December 31, 2009 and 2008 have been used in accordance with such Notification.

2.2.2 Accounting standards and financial reporting standards to be applied for the financial statements of periods beginning on or after January 1, 2009, that are relevant to the Bank are as follows :

- TAS 36 (Revised 2007) regarding Impairment of Assets
- TFRS 5 (Revised 2007) regarding Non-current Assets Held for Sale and Discontinued Operations (previously No. 54)

The Bank has adopted the above accounting standards and financial reporting standards which have no material impact on the Bank's financial statements.

2.2.3 The Federation of Accounting Professions has issued the Notification of Federation of Accounting Professions No. 16/2552 dated May 21, 2009 regarding the accounting standards that have been announced in the Royal Gazette, but not yet in effective in 2009 as follows:

2.2.3.1 Revised accounting standards to be applied for the financial statements of the periods beginning on or after January 1, 2011, which will supersede the previously issued accounting standards are as follows :

- Accounting Framework (Revised 2007)
- TAS 24 (Revised 2007) regarding Related Party Disclosures (previously No. 47)

2.2.3.2 The new accounting standard to be applied for the financial statements of the periods beginning on or after January 1, 2011 is TAS 40 regarding Investment Property.

2.2.3.3 The new accounting standard to be applied for the financial statements of the periods beginning on or after January 1, 2012 is TAS 20 regarding Accounting for Government Grants and Disclosure of Government Assistance.

The Bank has considered the impact of the above accounting standards and determined that they will have no material impact on the Bank's financial statements in the period of initial application.

2.3 The consolidated financial statements for the years ended December 31, 2009 and 2008, included the accounts of all branches of the Bank and its subsidiaries, based on the audited financial statements of these companies and eliminated significant business transactions and outstanding balances between the Bank and its subsidiaries. The subsidiaries consist of BBL (Cayman) Limited, Bangkok Bank Berhad, Sinnsuptawee Asset Management Company Limited, BBL Asset Management Company Limited, Bualuang Securities Public Company Limited and Bangkok Bank (China) Company Limited, which commenced its operation in the year 2009.

On December 28, 2009, the Bank changed the status of its four overseas branches in the People's Republic of China, located in Shanghai, Beijing, Xiamen and Shenzhen to Bangkok Bank (China) Company Limited, a wholly-owned subsidiary of Bangkok Bank, by transferring all the assets, liabilities, equities, rights and contingencies from the four branches to the subsidiary at the book value as at December 27, 2009. The change has affected the separate financial statement as at December 31, 2009, with investments increasing by Baht 19,585 million, loans falling by Baht 31,702 million, total assets falling by Baht 13,348 million, and total liabilities falling by Baht 13,489 million. The change has no impact on the consolidated financial statements.

In addition, the consolidated financial statements for the years ended December 31, 2009 and 2008, also included BBL Nominees (Tempatan) Sdn. Bhd, the 100.00% owned subsidiary of Bangkok Bank Berhad.

The consolidated financial statements for the years ended December 31, 2009 and 2008 did not include the financial statements of Thai Precision Manufacturing Company Limited in which the Bank holds 59.77% stake through debt restructuring as such company's operation was discontinued and is in the process of dissolving. Thai Precision Manufacturing

Company Limited reported total assets amounting to Baht 122.1 million in their audited financial statements for the year ended December 31, 2005.

All subsidiaries of the Bank are registered in the Kingdom of Thailand except for BBL (Cayman) Limited which is registered in the Cayman Islands British West Indies, Bangkok Bank Berhad which is registered in Malaysia and Bangkok Bank (China) Company Limited which is registered in the People's Republic of China.

The consolidated financial statements for the years ended December 31, 2009 and 2008 included interest in associated companies' equity which was determined from the unaudited financial statements of these companies except for the Bank's interest in PCC Capital Company Limited and Thai Digital ID Company Limited which was determined from the audited financial statements for the years ended December 31, 2008 and 2007, respectively.

2.4 The separate financial statements for the years ended December 31, 2009 and 2008 included the accounts of all branches of the Bank. Investments in subsidiaries and associated companies were accounted for using the cost method, net of valuation allowance for impairment.

3. SIGNIFICANT USE OF ACCOUNTING JUDGMENTS AND ESTIMATES

3.1 Impairment of investments in securities

The Bank assesses the impairment of investments where objective evidence of impairment exists and determines that the investments are impaired when there has been a significant or prolonged decline in the fair value below its cost. This determination of what is significant or prolonged requires the Bank's judgment. In making this judgment, the Bank evaluates the volatility in the investment fair value and other factors which include the estimated future cash flows, the deterioration in the financial position of the issuer of the securities and the operating environment in the industry sector of the issuer.

3.2 Allowance for doubtful accounts

The determination of the allowance for doubtful accounts requires the use of various assumptions and judgments by the Bank, which includes the consideration of objective evidence indicating an adverse change in the capacity of the borrowers to repay loans, the estimated future cash flows to be received from the borrowers, the estimated cash flows from the collateral, the timing of future cash flows, the potential of additional future loss and the economic conditions that may have an impact on the loan default rate. The Bank reviews these estimates and assumptions on a regular basis.

3.3 Provisions for contingencies

The determination of the provisions for contingencies on the balance sheet requires the use of various assumptions and judgments by the Bank, taking into consideration the nature of transactions and the circumstances requiring the provisions, the probability of the outflow of economic benefits to settle such obligations and the estimate of the net future cash outflows. The consideration is based on the experience and information that is available at the time that the financial statements are being prepared. The provisions for contingencies is reviewed regularly. However, the actual results may differ from the estimates.

3.4 Fair value of financial instruments

Fair value is the amount for which an asset can be exchanged, or a liability settled, between knowledgeable and willing parties in an arm's length transaction. The Bank uses different methodologies for determining the fair value of financial instruments depending on the characteristics of the financial instruments and the financial markets in which it operates.

Financial instruments that have standard terms and conditions and are traded on an active and liquid market have their fair values determined by the quoted market prices. For other types of financial instruments, the fair value is determined by using valuation techniques commonly used by market participants including the reference to the fair value of another instrument of a similar nature, the discounted cash flow analysis and pricing models.

The Bank uses its best judgment in estimating the fair values of financial instruments. However, estimation methodologies and assumptions used to estimate fair values are inherently subjective. Accordingly, the use of different estimation methodologies and/or market assumptions may have a significant effect on the estimated fair values.

4. SIGNIFICANT ACCOUNTING POLICIES

4.1 Recognition of interest income

The Bank recognizes interest income from loans on an accrual basis, except for interest which was accrued over 3 months, such interest is recognized when received. The Bank reverses all accrued interest income for items which are no longer on an accrual basis.

4.2 Recognition of interest expenses and other expenses

The Bank recognizes interest expenses and other expenses on an accrual basis.

Costs in issuing share capital are included in non-interest expense.

4.3 Cash

Cash are cash on hand and cash in transit.

4.4 Investments

The Bank's investment portfolios, consisting of debt securities, equity securities and investments in receivables are classified as trading securities, available-for-sale securities, held-to-maturity debt securities, general investment and investment in subsidiaries and associated companies which the Bank presents as current investments, long-term investments, and investments in subsidiaries and associated companies.

Current investments are investments which the Bank intends to hold for one year or less. Current investments include trading securities, available-for-sale securities and debt securities maturing within one year.

Long-term investments are investments which the Bank intends to hold for more than one year. Long-term investments include equity securities that are classified as available-for-sale securities, general investment and debt securities maturing more than one year.

Investment in debt securities or marketable equity securities with readily determinable market values that are acquired with the intent to hold for a short period of time in order to take advantage of anticipated changes in market values are classified as trading securities and carried at fair value. Unrealized gains and losses from changes in fair value are recognized as non-interest income.

Debt securities and investments in receivables for which the Bank has the intent and the ability to hold until maturity are classified as held-to-maturity debt securities and carried at the amortized cost, net of valuation allowances for impairment, if any.

Debt securities, investments in receivables and marketable equity securities with readily determinable market values that are not classified as either held-to-maturity securities, or trading securities or investments in subsidiaries and associated companies are classified as available-for-sale securities and carried at fair value, net of valuation allowances for impairment, if any. The unrealized gains or losses related to available-for-sale securities are reported as a component of shareholders' equity until realized, after which it will be recognized in the statement of income.

Non-marketable equity securities and listed securities acquired through debt restructuring with trading restriction are classified as general investment and carried at cost, net of valuation allowances for impairment, if any.

Investments in subsidiaries and associated companies in the separate financial statements are presented at the cost method, net of valuation allowances for impairment. Investments in associated companies in the consolidated financial statements are presented at the equity method, net of valuation allowances for impairment.

The Bank presents its investments transferred to a subsidiary as securities transferred to subsidiary, classified as available-for-sale securities. Cash received from the aforementioned transfer is presented as other liabilities in accordance with the Thai accounting practice guideline regarding the transferring and taking of transfer of financial assets.

The Bank classifies the non-negotiable promissory note, which is avaled by the Financial Institutions Development Fund (FIDF) and the rights against the promissory note entitled to the Bank by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement in order to transfer impaired assets of the Bank, as held-to-maturity debt securities.

The Bank recognizes interest income on the aforementioned rights on an accrual basis and concurrently provides reserve for loss sharing from TAMC by the same amount.

Realized gains and losses arising from the sale of debt and equity securities are computed based on the weighted average method and are included in non-interest income.

Interest income on debt securities is recognized on an accrual basis. The amortization of premiums and accretion of discounts use methods that produce a level yield. Dividend is recognized as income on an accrual basis. These are included in interest and dividend income.

Valuation allowances for impairment are established by recognizing an unrealized loss upon impairment of investments in the statement of income as per the Bank's assessment.

The fair value calculation of debt instruments

- For debt instruments of government, state enterprise bonds and other domestic debt instruments, the Thai Bond Market Association debt instruments bid yield is used in the case where debt instruments are listed in the Thai Bond Market Association. For such debt instruments that are not listed in the Thai Bond Market Association, the average bid yield from three reliable financial institutions will be used.

- For foreign debt instruments, the value quoted by reliable international financial institutions will be used.

The fair value determination of equity securities

- For marketable equity securities with readily determinable market values, the fair value is determined by the last bid price on The Stock Exchange of Thailand on the last business day of the period. If the last bid price is not available, the last closing price will be used.

- Investment in marketable unit trusts are stated at fair value based on redemption value as at the end of the period.

4.5 Loans

Overdrafts are carried at the drawn amounts including interest. Other loans are carried at the principal amounts. Unearned discounts on bills are eliminated from loans (See Note 5.4).

4.6 Allowance for doubtful accounts

The BOT allows banks to classify loans and set up the allowance for doubtful accounts on an account-by-account basis or on a customer basis. In this respect, the Bank has chosen to classify loans and set up the allowance for doubtful accounts on a customer basis, such that all loans extended to a customer are classified at the lowest quality category of such customer and the allowance for doubtful accounts is determined according to the loan classification. The Bank also performs qualitative reviews of loans and commitments in accordance with the guidelines of the BOT.

The Bank had set up the minimum allowance for doubtful accounts in accordance with the BOT's Notification regarding the Classification and Allowance of Financial Institutions and the Notification regarding the Collateral Appraisal and Immovable Assets for Sale Received from Debt Repayment of Financial Institutions dated August 3, 2008. The Bank had set up the allowance for doubtful accounts for non-performing loans in an amount equal to the difference between the book value of the outstanding loan and the present value of estimated future cash flows from the debtor, or the difference between the book value of the outstanding loan and the present value of estimated future cash flows from the disposal of collateral. For performing loans, the Bank had set up the allowance for doubtful accounts in accordance with the minimum percentage of the BOT's giudelines. The Bank had also determined to set up the allowance for doubtful accounts, which for a group of loans having similar credit risk characteristics in an amount of collective impairment by using historical loss experience method (See Note 5.4.5). Furthermore, the Bank had set aside an additional allowance for doubtful accounts in excess of the minimum BOT's requirement by taking into consideration the potential additional loss arising from changes in economic and legal environment and other factors that may impact the ability of the debtors in meeting their obligations under the loan agreements.

Debts that are determined to be irrecoverable are written off in the period in which the decision is taken. Bad debts recovered are recorded as an increase in allowance for doubtful accounts.

In the event of a loss on debt restructuring, the Bank will reduce bad debt and doubtful accounts and allowance for doubtful accounts by either the loss on debt restructuring or the allowance for doubtful accounts for that debtor as of the previous period, whichever is the lower.

4.7 Troubled debt restructurings

The Bank's restructuring methodology includes reduction of principal and/or accrued interest receivable, asset transfer, debt-equity conversion, and modification of payment schedule.

For debt repayment through asset transfer or debt-equity conversion according to debt restructuring contract, the Bank recognizes the transferred asset or equity conservatively at the lower of recorded loan amount or asset fair value, the effect of which is not materially different from recording the transfer at the fair value following Thai Accounting Standard regarding Accounting for Troubled Debt Restructurings.

For debt restructuring using modification of payment schedule, the Bank calculates the fair value of loans based on the present value of the expected future cash flows discounted by the market rate. The Bank applies lending interest rate published by the Bank and in force at the time of restructuring as the discount rate in calculating the resulting future loss, and recognizes this loss on restructuring as expense immediately upon restructuring. Subsequently, the Bank recalculates the above mentioned future loss periodically using the lending interest rate published by the Bank and in force as at the balance sheet date as the discount rate and recognizes the change of the above mentioned future loss as an increase or a decrease in expense in loss on restructuring accounts.

4.8 Properties for sale

Properties for sale consist of immovable and movable properties which are stated at the lower of cost or market value at the date of acquisition. In the event where the Bank considers that there is a decline in net realizable value, the impairment is recognized in the statement of income as a non-interest expense.

Net realizable value is estimated based on the appraised value together with other factors which can affect the realizable value such as related selling expenses and future discounts expenses.

Gains or losses on disposal of such properties for sale are recognized as non-interest income or expense on the date of disposal.

As at December 31, 2009, the Bank had complied with the BOT's Notification regarding the Immovable Properties for Sale, and the Rules of the Purchase and Holding of Immovable Properties to be used as Premises for Business of Commercial Banks or as Facilities for its Officers and Employees dated December 11, 2009 and the Accounting Rules for Financial Institutions in relations to the Sales of Properties for Sale dated August 3, 2008.

As at December 31, 2008, the Bank had complied with the BOT's Notification regarding the Accounting Rules for Financial Institutions in relations to the Sales of Properties for Sale, and the Rules of the Purchase and Holding of Immovable Properties to be used as Premises for Business of Commercial Banks or as Facilities for its Officers and Employees dated August 3, 2008.

4.9 Premises, equipment and depreciation

Land is stated at the new appraised value. Premises are stated at the new appraised value net of accumulated depreciation. Equipment is stated at cost net of accumulated depreciation.

The land and premises reappraisal are done by independent professional appraisers according to the guidelines established by the BOT, and the increment resulting from the appraisal is recognized as part of shareholders' equity as unrealized increment per land and premises appraisal. Depreciation of the premises appraisal increase is recognized as an expense in the statement of income and the unrealized increment per premises appraisal is amortized by transferring to retained earnings an amount equal to such depreciation. Land and premises appraisal decrease is charged directly against any prior appraisal increase for the particular asset. The residual appraisal decrease is recognized as an expense in the statement of income.

Depreciation is calculated by the straight-line method, based on the estimated useful lives of the assets, as follows :

Premises-reappraised	20 - 30	years
Premises-newly constructed	20	years
Equipment	5	years

Premises and equipment in foreign countries are depreciated at the legal rates applicable in each locality.

4.10 Legal expense paid in advance

Legal expense paid in advance represents legal expense paid for the prosecution of defaulting debtors. All legal expense paid for the prosecution of defaulting debtors is recorded as legal expense in the period in which it was incurred and repayment of such expense by debtors is recorded as other income.

4.11 Leaseholds

Leaseholds are stated at cost less amortization. Amortization charge is calculated by the straight-line method, based on the lease period, which range between 2-30 years. Leaseholds in foreign countries are amortized at the legal rates applicable in each locality.

4.12 Provisions for contingencies

The Bank recognizes provisions in the balance sheet when the Bank has obligations as a result of a past event and where it is probable that there will be an outflow of economic benefits to settle such obligations. The provisions for contingencies, such as the provisions for off-balance sheet contingencies (See Note 5.15), the probable loss arising from the impaired assets transferred to the TAMC (See Note 5.4.9), the probable loss on legal indemnity, and other provisions for contingencies, have been recognized in the balance sheet.

The Bank recognizes the provisions for contingencies as other expenses in the statement of income and as other liabilities in the balance sheet.

The Bank reviews the provisions for contingencies on a regular basis, and recognizes the changes in the provisions as increase or decrease in other expenses.

4.13 Assets and liabilities in foreign currencies

Transactions denominated in foreign currencies are translated into Baht at the rates of exchange prevailing at the transaction dates. Balances of assets and liabilities in foreign currencies including the balance sheets of overseas branches and foreign subsidiaries are converted at the reference rates, as announced by the BOT at the end of the period. Statements of income of overseas branches and foreign subsidiaries are converted at the reference rates, as announced by the BOT at the end of the month.

Gains and losses on foreign transactions and translation gains and losses are recognized in the statements of income. Foreign exchange translation of the financial statements of overseas branches and foreign subsidiaries are included as a component in shareholders' equity.

4.14 Sales of note receivables

For the sales of bills of exchange and promissory notes, purchased by the Bank, to the public, realized gains or losses are computed based on the purchasing cost and are included in non-interest income or expense.

4.15 Derivatives

Forward foreign exchange contracts entered into for trading purposes are marked to market. Gains or losses on such contracts are taken to and included in non-interest income in statements of income in the current period. Contracts entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the hedged item.

Interest rate swap and currency swap agreements entered into for trading purposes are valued at their net present value after allowance for future costs and risk exposure. Gains and losses on such agreements are taken to statements of income in the current period. Agreements entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the hedged item.

4.16 Embedded derivative

An embedded derivative is a component of a hybrid or combined instrument that also includes a non-derivative host contract. An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified according to the specified variable. The Bank recognizes, classifies and accounts for the embedded derivative in accordance with the BOT's Notification. The Bank has complied with the BOT's Notification regarding the Approval for Commercial Banks to Invest in Collateralized Debt Obligations, dated August 3, 2008. An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following criteria are met, namely that the embedded derivative has economic characteristics and risks that is not closely related to that of the host contract, and which when separated from the host contract would still meet the definition of a derivative, and where the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss. An embedded derivative that is separated from the host contract is classified as held for trading and is presented at fair value with changes in fair value recognized in profit and loss. The related host contract is recognized, classified and measured according to the related accounting policy. An embedded derivative in a hybrid instrument which does not meet the aforementioned criteria is accounted for under the host contract.

4.17 Provident fund

On June 27, 1990, the Bank registered the provident fund, which is managed by external fund manager, for its staff in accordance with the Provident Fund Act B.E. 2530 (1987). According to the Fund regulations, every employee is entitled to apply for membership. The participating employees' contribution to the fund is at the rate of 5.50% of salary for executive level and 3.00% or 5.50% of salary for non-executives, while the Bank's contribution is at the rate of 5.50%. The employees are entitled to benefits according to the Fund regulations.

The provident fund for overseas branches are established in accordance with each country's legal requirement and any withdrawal is made in compliance therewith.

The Bank records the contribution to the provident fund as personnel expenses in statements of income on an accrual basis.

4.18 Compound financial instruments

The Institute of Certified Accountants and Auditors of Thailand ("ICAAT") issued the Interpretation of Accounting Standard No. 3, on the issue of compound financial instruments by financial institutions. The interpretation requires that in summary.

1) The equity instrument component (preferred shares) is valued at fair value, or by reference to ordinary share's market price at the time of issue, if there is no market value for the preferred shares, and the face value is to be recorded separately from the premium.

2) The balance of the financial instruments, calculated by the net amount received from the issuance of the financial instruments, deducted by the fair value of equity instrument component, is shown as a liability in the balance sheet.

3) The payment for the right under the compound instrument is not recognized as an asset in the balance sheet.

4.19 Income tax

The Bank recorded income tax expense on accrual basis, if any, based on the tax amount estimated.

4.20 Earnings per share

Basic earnings per share are calculated by dividing the net income by the average number of ordinary shares outstanding and issued during the year, weighted according to time and amount paid.

Diluted earnings per share are computed from adjusting the net income attributable to ordinary shares and adjusting the number of ordinary shares by the effect of dilutive potential ordinary shares.

5. ADDITIONAL INFORMATION

5.1 Supplementary disclosures of cash flow information

Significant non-cash items for the years ended December 31, 2009 and 2008 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2009	**2008**	**2009**	**2008**
Unrealized gains on investments in				
shareholders' equity increase (decrease)	7,272	(5,896)	7,309	(5,916)
Investment increased from loan				
payment/loan sold				
Equity securities	51	316	51	316
Properties for sale increased from loans				
payment/inactive assets	4,074	3,289	4,074	3,289
Unrealized increment per land and premises				
appraisal transferred to retained earnings	903	906	903	906
Increase (decrease) in assets and liabilities				
transferred to subsidiary				
Interbank and money market items, net (assets)	-	-	(4,216)	-
Investments in subsidiary	-	-	5,606	-
Loans and accrued interest receivable, net	-	-	(30,184)	-
Other assets, net	-	-	(1,671)	-
Deposits	-	-	(3,366)	-
Interbank and money market items (liabilities)	-	-	(26,331)	-
Other liabilities	-	-	(802)	-

5.2 Interbank and money market items (assets)

Interbank and money market items (assets) consisted of the following as at December 31 2009, and 2008:

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	2009			2008		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	7,626	129,000	136,626	5,742	8,386	14,128
Commercial banks	708	290	998	715	1,282	1,997
Other banks	7	-	7	5	-	5
Finance companies, securities companies and credit foncier companies	113	379	492	20	166	186
Other financial institutions	19	3,550	3,569	64	1,397	1,461
Total	8,473	133,219	141,692	6,546	11,231	17,777
Add Accrued interest receivables	1	30	31	1	10	11
Less Allowance for doubtful accounts	(1)	(30)	(31)	(1)	(26)	(27)
Total domestic items	8,473	133,219	141,692	6,546	11,215	17,761
Foreign items						
USD	8,239	52,504	60,743	26,440	55,981	82,421
JPY	2,484	3,443	5,927	2,649	3,750	6,399
EUR	164	2,340	2,504	476	1,576	2,052
Others	6,730	13,068	19,798	4,250	25,559	29,809
Total	17,617	71,355	88,972	33,815	86,866	120,681
Add Accrued interest receivables	-	114	114	-	459	459
Less Allowance for doubtful Accounts	-	(3)	(3)	-	(4)	(4)
Total foreign items	17,617	71,466	89,083	33,815	87,321	121,136
Total domestic and foreign items	26,090	204,685	230,775	40,361	98,536	138,897

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
		2009			2008	
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and						
Financial Institutions						
Development Fund	7,626	129,000	136,626	5,742	8,386	14,128
Commercial banks	82	101	183	71	1,200	1,271
Other banks	7	-	7	5	-	5
Finance companies,						
securities companies and						
credit foncier companies	-	330	330	20	150	170
Other financial institutions	19	3,550	3,569	64	1,397	1,461
Total	7,734	132,981	140,715	5,902	11,133	17,035
Add Accrued interest						
receivables	-	30	30	-	10	10
Less Allowance for						
doubtful accounts	(1)	(30)	(31)	(1)	(26)	(27)
Total domestic items	7,733	132,981	140,714	5,901	11,117	17,018
Foreign items						
USD	4,107	55,897	60,004	26,420	57,553	83,973
JPY	2,484	3,443	5,927	2,649	3,750	6,399
EUR	140	2,340	2,480	474	1,576	2,050
Others	4,838	9,336	14,174	3,819	20,668	24,487
Total	11,569	71,016	82,585	33,362	83,547	116,909
Add Accrued interest						
receivables	-	100	100	-	469	469
Less Allowance for						
doubtful accounts	-	-	-	-	(4)	(4)
Total foreign items	11,569	71,116	82,685	33,362	84,012	117,374
Total domestic and						
foreign items	19,302	204,097	223,399	39,263	95,129	134,392

5.3 Investments

5.3.1 Investments consisted of the following as at December 31, 2009 and 2008 :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2009	**2008**	**2009**	**2008**
Trading securities	2,611	13,424	2,378	13,136
Available-for-sale securities	279,374	213,638	277,697	211,707
Held-to-maturity debt securities	46,809	43,119	45,812	42,398
General investments	13,784	13,259	13,759	13,249
Investments in subsidiaries and associated companies (Note 5.3.2)	563	401	25,596	5,968
Total investments, net	343,141	283,841	365,242	286,458

	CONSOLIDATED FINANCIAL STATEMENTS 2009			Million Baht
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	2,218	2	(2)	2,218
Foreign debt securities	357	-	(1)	356
Domestic marketable equity securities	37	-	-	37
Total	2,612	2	(3)	2,611
Add (less) Revaluation allowance	(1)			-
Total	2,611			2,611
Available-for-sale securities				
Government and state enterprise securities	68,367	139	(5)	68,501
Private enterprise debt securities	284	3	-	287
Foreign debt securities	14,041	15	(678)	13,378
Domestic marketable equity securities	150	1	(2)	149
Total	82,842	158	(685)	82,315
Add (less) Revaluation allowance	138			-
Less Allowance for impairment	(665)			-
Total	82,315			82,315
Held-to-maturity debt securities				
Government and state enterprise securities	22,349	47	-	22,396
Foreign debt securities	2,145	7	-	2,152
Total	24,494	54	-	24,548
General investments				
Regular equity securities				
Domestic non-marketable equity securities	8			8
Total current investments, net	109,428			109,482

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2009			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	146,977	1,686	(681)	147,982
Private enterprise debt securities	8,618	279	(31)	8,866
Foreign debt securities	18,583	238	(1,948)	16,873
Domestic marketable equity securities	15,261	6,412	(2,163)	19,510
Foreign marketable equity securities	1,211	495	(48)	1,658
Securities transferred to subsidiary (Note 4.4)	291	1,879	-	2,170
Total	190,941	10,989	(4,871)	197,059
Add (less) Revaluation allowance	11,663			-
Less Allowance for impairment	(5,545)			-
Total	197,059			197,059
Held-to-maturity debt securities				
Government and state enterprise securities	21,129	75	(21)	21,183
Private enterprise debt securities	707	100	-	807
Foreign debt securities	479	4	-	483
Total	22,315	179	(21)	22,473
General investments				
Regular equity securities				
Domestic non-marketable equity securities	6,854			14,505
Foreign non-marketable equity securities	7,595			7,480
Total regular equity securities	14,449			21,985
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	21			150
Non-listed securities	1,407			3,055
Total	1,428			3,205
Foreign non-marketable equity securities	166			587
Total equity securities received through debt restructuring	1,594			3,792
Total	16,043			25,777
Less Allowance for impairment	(2,267)			-
Total	13,776			25,777
Total long-term investments, net	233,150			245,309

	Million Baht			
	CONSOLIDATED FINANCIAL STATEMENTS			
	2008			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	13,083	87	(7)	13,163
Foreign debt securities	259	2	-	261
Total	13,342	89	(7)	13,424
Add (less) Revaluation allowance	82			-
Total	13,424			13,424
Available-for-sale securities				
Government and state enterprise securities	70,706	362	(16)	71,052
Private enterprise debt securities	2,120	26	-	2,146
Foreign debt securities	16,925	26	(810)	16,141
Domestic marketable equity securities	140	1	(7)	134
Total	89,891	415	(833)	89,473
Add (less) Revaluation allowance	289			-
Less Allowance for impairment	(707)			-
Total	89,473			89,473
Held-to-maturity debt securities				
Government and state enterprise securities	15,992	71	(7)	16,056
Foreign debt securities	1,853	3	-	1,856
Total	17,845	74	(7)	17,912
Total current investments, net	120,742			120,809

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS			
	2008			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	83,537	3,995	(25)	87,507
Private enterprise debt securities	7,796	523	(14)	8,305
Foreign debt securities	20,434	82	(3,906)	16,610
Domestic marketable equity securities	11,528	2,068	(4,735)	8,861
Foreign marketable equity securities	1,126	248	(67)	1,307
Securities transferred to subsidiary (Note 4.4)	305	1,270	-	1,575
Total	124,726	8,186	(8,747)	124,165
Add (less) Revaluation allowance	5,642			-
Less Allowance for impairment	(6,203)			-
Total	124,165			124,165
Held-to-maturity debt securities				
Government and state enterprise securities	23,912	260	(8)	24,164
Private enterprise debt securities	700	146	-	846
Foreign debt securities	662	2	-	664
Total	25,274	408	(8)	25,674
General investments				
Regular equity securities				
Domestic non-marketable equity securities	7,087			14,290
Foreign non-marketable equity securities	6,819			7,609
Total regular equity securities	13,906			21,899
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	21			187
Non-listed securities	1,429			3,126
Total	1,450			3,313
Foreign non-marketable equity securities	174			646
Total equity securities received through debt restructuring	1,624			3,959
Total	15,530			25,858
Less Allowance for impairment	(2,271)			-
Total	13,259			25,858
Total long-term investments, net	162,698			175,697

Million Baht

	SEPARATE FINANCIAL STATEMENTS 2009			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	2,217	2	(2)	2,217
Foreign debt securities	162	-	(1)	161
Total	2,379	2	(3)	2,378
Add (less) Revaluation allowance	(1)			-
Total	2,378			2,378
Available-for-sale securities				
Government and state enterprise securities	68,367	139	(5)	68,501
Private enterprise debt securities	284	3	-	287
Foreign debt securities	13,993	15	(678)	13,330
Total	82,644	157	(683)	82,118
Add (less) Revaluation allowance	139			-
Less Allowance for impairment	(665)			-
Total	82,118			82,118
Held-to-maturity debt securities				
Government and state enterprise securities	21,799	47	-	21,846
Foreign debt securities	2,145	7	-	2,152
Total	23,944	54	-	23,998
Total current investments, net	108,440			108,494

Million Baht

	SEPARATE FINANCIAL STATEMENTS			
	2009			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	146,977	1,686	(681)	147,982
Private enterprise debt securities	8,618	279	(31)	8,866
Foreign debt securities	17,195	238	(1,931)	15,502
Domestic marketable equity securities	15,153	6,411	(2,163)	19,401
Foreign marketable equity securities	1,211	495	(48)	1,658
Securities transferred to subsidiary (Note 4.4)	291	1,879	-	2,170
Total	189,445	10,988	(4,854)	195,579
Add (less) Revaluation allowance	11,679			-
Less Allowance for impairment	(5,545)			-
Total	195,579			195,579
Held-to-maturity debt securities				
Government and state enterprise securities	21,129	75	(21)	21,183
Private enterprise debt securities	700	100	-	800
Foreign debt securities	39	2	-	41
Total	21,868	177	(21)	22,024
General investments				
Regular equity securities				
Domestic non-marketable equity securities	6,845			14,494
Foreign non-marketable equity securities	7,587			7,401
Total regular equity securities	14,432			21,895
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	21			150
Non-listed securities	1,407			3,055
Total	1,428			3,205
Foreign non-marketable equity securities	166			587
Total equity securities received through debt restructuring	1,594			3,792
Total	16,026			25,687
Less Allowance for impairment	(2,267)			-
Total	13,759			25,687
Total long-term investments, net	231,206			243,290

	Million Baht			
	SEPARATE FINANCIAL STATEMENTS			
	2008			
	Cost/ Amortized Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
Current investments				
Trading securities				
Government and state enterprise securities	13,056	87	(7)	13,136
Add (less) Revaluation allowance	80			-
Total	13,136			13,136
Available-for-sale securities				
Government and state enterprise securities	70,706	362	(16)	71,052
Private enterprise debt securities	2,120	26	-	2,146
Foreign debt securities	16,824	26	(810)	16,040
Total	89,650	414	(826)	89,238
Add (less) Revaluation allowance	295			-
Less Allowance for impairment	(707)			-
Total	89,238			89,238
Held-to-maturity debt securities				
Government and state enterprise securities	15,422	71	(7)	15,486
Foreign debt securities	1,853	3	-	1,856
Total	17,275	74	(7)	17,342
Total current investments, net	119,649			119,716

Million Baht

	SEPARATE FINANCIAL STATEMENTS 2008			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	83,537	3,995	(25)	87,507
Private enterprise debt securities	7,796	523	(14)	8,305
Foreign debt securities	18,761	58	(3,905)	14,914
Domestic marketable equity securities	11,528	2,068	(4,735)	8,861
Foreign marketable equity securities	1,126	248	(67)	1,307
Securities transferred to subsidiary (Note 4.4)	305	1,270	-	1,575
Total	123,053	8,162	(8,746)	122,469
Add (less) Revaluation allowance	5,619			-
Less Allowance for impairment	(6,203)			-
Total	122,469			122,469
Held-to-maturity debt securities				
Government and state enterprise securities	23,912	260	(8)	24,164
Private enterprise debt securities	700	146	-	846
Foreign debt securities	511	-	-	511
Total	25,123	406	(8)	25,521
General investments				
Regular equity securities				
Domestic non-marketable equity securities	7,078			14,288
Foreign non-marketable equity securities	6,810			7,554
Total regular equity securities	13,888			21,842
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	21			187
Non-listed securities	1,429			3,126
Total	1,450			3,313
Foreign non-marketable equity securities	174			646
Total equity securities received through debt restructuring	1,624			3,959
Total	15,512			25,801
Less Allowance for impairment	(2,263)			-
Total	13,249			25,801
Total long-term investments, net	160,841			173,791

Investments classified in accordance with the notification of the BOT as at December 31, 2009 and 2008 are presented in Note 5.4.10

Investments in certain companies where there is a shareholding of 20% or more from debt restructuring are accounted for by the cost method, net of valuation allowance for impairment and are classified as general investments. As at December 31, 2009 and 2008, such item consisted of the investment in Thai Precision Manufacturing Co., Ltd. because the company has discontinued operations and is in the process of dissolution.

The Bank has investments in associated companies from debt restructuring for which the shareholding in excess of the legal limit has been approved by the BOT. According to the Notification of the Federation of Accounting Professions No. 27/2550 dated August 15, 2007, the Bank is waived from applying the equity method for such investments and has therefore accounted for them by using the cost method, net of valuation allowance for impairment. As at December 31, 2009, this consisted of the investments in Tri Eagles Co., Ltd., Sammitr Motors Manufacturing PCL. and CBNP (Thailand) Co., Ltd. and as at December 31, 2008, this consisted of the investments in Tri Eagles Co., Ltd., Sammitr Motors Manufacturing PCL., UMC Metals Co., Ltd. and CBNP (Thailand) Co., Ltd. (See Note 5.3.3).

As at December 31, 2009 and 2008, the Bank had investments in 27 companies and 28 companies, amounting to cost value of Baht 422 million and Baht 420 million, respectively, which are companies whose prospects as a going concern are uncertain or are unlisted companies but whose financial positions and operations would fall under the SET delisting criteria. The Bank had set aside allowance for impairment of these investments amounting to Baht 419 million and Baht 419 million, respectively. These companies had a net book value totaling Baht 3 million and Baht 1 million, respectively.

As at December 31, 2009 and 2008, the Bank had investments in 5 listed companies and 7 listed companies, respectively, that are under the SET delisting criteria, amounting to Baht 130 million and Baht 74 million, respectively with the fair value of Baht 59 million and Baht 0 million, respectively. The Bank had set aside allowance for impairment of these investments amounting to Baht 71 million and Baht 74 million, respectively.

For the years ended December 31, 2009 and 2008, the Bank has set aside allowances for impairment of investments amounting to Baht 186 million and Baht 4,229 million, respectively.

As at December 31, 2009 and 2008, investments in government and state enterprise securities that have been classified as held-to-maturity debt securities, included the non-negotiable promissory notes from TAMC, amounting to Baht 12,903 million and Baht 13,981 million, respectively. (See Note 5.4.9).

On December 30, 2004, the Bank entered into a transaction to transfer certain investments classified as available-for-sale securities received from debt restructuring to Sinnsuptawee Asset Management Co., Ltd., a subsidiary of the Bank, at the closing price on December 28, 2004 quoted on The Stock Exchange of Thailand in the amount of Baht 3,323 million. The proceeds from the aforementioned transfer were recorded as other liabilities and the related securities recorded as securities transferred to subsidiary under available-for-sale securities in accordance with the Thai accounting practice guideline regarding the transferring and taking of transfer of financial assets.

In 2006, the subsidiary had partially disposed the investment and recognized gain on sale of investment amounting to Baht 1,335 million. The Bank recorded such transaction by reducing other liabilities by Baht 1,732 million, and recognized gain on sale of investment amounting to Baht 1,341 million.

In 2009, the subsidiary had partially disposed the investment and recognized loss on sale of investment amounting to Baht 133 million. The Bank recorded such transaction by reducing other liabilities by Baht 186 million, and recognized gain on sale of investment amounting to Baht 173 million.

The contractual maturity of the Bank's investments in debt securities classified as available-for-sale securities and held-to-maturity debt securities as at December 31, 2009 and 2008 are presented below. Expected maturities may differ from contractual maturities due to some borrowers having the right to call or prepay obligations with or without prepayment penalties.

MATURITY SCHEDULE OF DEBT SECURITIES

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS			
	2009			
	MATURITY			
	1 Year	**Over 1 to 5 Years**	**Over 5 Years**	**Total**
Available-for-sale securities				
Government and state enterprise securities	68,367	130,513	16,464	215,344
Private enterprise debt securities	284	7,046	1,572	8,902
Foreign debt securities	14,041	15,881	2,702	32,624
Total	82,692	153,440	20,738	256,870
Add (less) Revaluation allowance	139	3,303	645	4,087
Less Allowance for impairment	(665)	(3,440)	(965)	(5,070)
Total	82,166	153,303	20,418	255,887
Held-to-maturity debt securities				
Government and state enterprise securities	22,349	20,577	552	43,478
Private enterprise debt securities	-	7	700	707
Foreign debt securities	2,145	475	4	2,624
Total	24,494	21,059	1,256	46,809
Total debt securities	106,660	174,362	21,674	302,696

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2008 MATURITY			
	1 Year	Over 1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	70,706	67,506	16,031	154,243
Private enterprise debt securities	2,120	4,045	3,751	9,916
Foreign debt securities	16,925	16,637	3,797	37,359
Total	89,751	88,188	23,579	201,518
Add (less) Revaluation allowance	295	3,928	1,909	6,132
Less Allowance for impairment	(707)	(4,496)	(686)	(5,889)
Total	89,339	87,620	24,802	201,761
Held-to-maturity debt securities				
Government and state enterprise securities	15,992	23,912	-	39,904
Private enterprise debt securities	-	-	700	700
Foreign debt securities	1,853	654	8	2,515
Total	17,845	24,566	708	43,119
Total debt securities	107,184	112,186	25,510	244,880

Million Baht

	SEPARATE FINANCIAL STATEMENTS 2009 MATURITY			
	1 Year	Over 1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	68,367	130,513	16,464	215,344
Private enterprise debt securities	284	7,046	1,572	8,902
Foreign debt securities	13,993	14,687	2,508	31,188
Total	82,644	152,246	20,544	255,434
Add (less) Revaluation allowance	139	3,316	649	4,104
Less Allowance for impairment	(665)	(3,440)	(965)	(5,070)
Total	82,118	152,122	20,228	254,468
Held-to-maturity debt securities				
Government and state enterprise securities	21,799	20,577	552	42,928
Private enterprise debt securities	-	-	700	700
Foreign debt securities	2,145	35	4	2,184
Total	23,944	20,612	1,256	45,812
Total debt securities	106,062	172,734	21,484	300,280

Million Baht

	SEPARATE FINANCIAL STATEMENTS 2008 MATURITY			
	1 Year	Over 1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	70,706	67,506	16,031	154,243
Private enterprise debt securities	2,120	4,045	3,751	9,916
Foreign debt securities	16,824	15,265	3,496	35,585
Total	89,650	86,816	23,278	199,744
Add (less) Revaluation allowance	295	3,914	1,900	6,109
Less Allowance for impairment	(707)	(4,496)	(686)	(5,889)
Total	89,238	86,234	24,492	199,964
Held-to-maturity debt securities				
Government and state enterprise securities	15,422	23,912	-	39,334
Private enterprise debt securities	-	-	700	700
Foreign debt securities	1,853	503	8	2,364
Total	17,275	24,415	708	42,398
Total debt securities	106,513	110,649	25,200	242,362

5.3.2 As at December 31, 2009 and 2008, the Bank had investments in subsidiaries and associated companies, net as follows :

Million Baht

Company	CONSOLIDATED FINANCIAL STATEMENTS 2009					
	Type of Business	Type of Shares	Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend* Received
Associated companies						
BSL Leasing Co., Ltd.	Finance	Ordinary share	36.29%	43	306	2
Processing Center Co., Ltd.	Service	Ordinary share	30.82%	15	111	75
WTA (Thailand) Co., Ltd.	Service	Ordinary share	24.90%	-	-	-
National ITMX Co., Ltd.	Service	Ordinary share	27.44%	14	70	-
PCC Capital Co., Ltd.**	Service	Ordinary share	30.82%	-	68	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	30.82%	-	8	-
Total				72	563	
Less Allowance for impairment				(2)	-	
Investments in associated companies, net				70	563	

* Dividend received for the year ended December 31, 2009.

** Being associated companies of the Bank through indirect holdings of other associated companies.

Million Baht

Company	Type of Business	Type of Shares	Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received*
	CONSOLIDATED FINANCIAL STATEMENTS 2008					
Associated companies						
BSL Leasing Co., Ltd.	Finance	Ordinary share	25.95%	-	131	1
Processing Center Co., Ltd.	Service	Ordinary share	30.82%	15	180	23
WTA (Thailand) Co., Ltd.	Service	Ordinary share	24.90%	-	-	-
National ITMX Co., Ltd.	Service	Ordinary share	27.44%	14	22	-
PCC Capital Co., Ltd.**	Service	Ordinary share	30.82%	-	62	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	30.82%	-	6	-
Total				29	401	
Less Allowance for impairment				(2)	-	
Investments in associated companies, net				27	401	

Million Baht

Company	Type of Business	Type of Shares	Direct and Indirect Share Holding	Investment (Cost Method)	Dividend Received***
	SEPARATE FINANCIAL STATEMENTS 2009				
Subsidiaries					
BBL (Cayman) Limited	Finance	Ordinary share	100.00%	2	-
Bangkok Bank Berhad	Banking	Ordinary share	100.00%	2,780	-
Sinnsuptawee Asset Management Co., Ltd.	Asset management	Ordinary share	100.00%	2,500	-
Bangkok Bank (China) Co., Ltd.	Banking	Ordinary share	100.00%	19,585	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	77.37%	183	63
Bualuang Securities PCL.	Securities	Ordinary share	56.34%	571	71
Associated companies					
BSL Leasing Co., Ltd.	Finance	Ordinary share	36.29%	43	2
Processing Center Co., Ltd.	Service	Ordinary share	30.82%	15	75
WTA (Thailand) Co., Ltd.	Service	Ordinary share	24.90%	-	-
National ITMX Co., Ltd.	Service	Ordinary share	27.44%	14	-
PCC Capital Co., Ltd.**	Service	Ordinary share	30.82%	-	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	30.82%	-	-
Total				25,693	
Less Allowance for impairment				(97)	
Investments in subsidiaries and associated companies, net				25,596	

* Dividend received for the year ended December 31, 2008.

** Being associated companies of the Bank through indirect holdings of other associated companies.

*** Dividend received for the year ended December 31, 2009.

Company	SEPARATE FINANCIAL STATEMENTS 2008				Million Baht
	Type of Business	Type of Shares	Direct and Indirect Share Holding	Investment (Cost Method)	Dividend* Received
Subsidiaries					
BBL (Cayman) Limited	Finance	Ordinary share	100.00%	2	-
Bangkok Bank Berhad	Banking	Ordinary share	100.00%	2,780	-
Sinnsuptawee Asset Management Co., Ltd.	Asset management	Ordinary share	100.00%	2,500	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	77.36%	183	82
Bualuang Securities PCL.	Securities	Ordinary share	56.34%	571	101
Associated companies					
BSL Leasing Co., Ltd.	Finance	Ordinary share	25.95%	-	1
Processing Center Co., Ltd.	Service	Ordinary share	30.82%	15	23
WTA (Thailand) Co., Ltd.	Service	Ordinary share	24.90%	-	-
National ITMX Co., Ltd.	Service	Ordinary share	27.44%	14	-
PCC Capital Co., Ltd.**	Service	Ordinary share	30.82%	-	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	30.82%	-	-
Total				6,065	
Less Allowance for impairment				(97)	
Investments in subsidiaries and associated companies, net				5,968	

The summarized financial information of associated companies are as follows :

Company	CONSOLIDATED FINANCIAL STATEMENTS					Million Baht
	2009			2008		
	Total Assets	Total Liabilities	Cumulative Unrecognized Share of Loss	Total Assets	Total Liabilities	Cumulative Unrecognized Share of Loss
Associated companies						
BSL Leasing Co., Ltd.	4,563	3,712	-	4,197	3,690	-
Processing Center Co., Ltd.	401	43	-	664	82	-
WTA (Thailand) Co., Ltd.	-	-	-	-	-	-
National ITMX Co., Ltd.	444	189	-	341	261	-
PCC Capital Co., Ltd.***	275	4	-	261	9	-
Thai Digital ID Co., Ltd.***	80	3	-	72	3	-

* Dividend received for the year ended December 31, 2008.

** Being associated companies of the Bank through indirect holdings of other associated companies.

*** The consolidated financial statements as at December 31, 2009 and 2008 determined from associated companies' financial information as at December 31, 2008 and 2007, respectively.

Million Baht

Company	CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009			2008		
	Revenue	Profit (Loss)	Unrecognized Share of Loss	Revenue	Profit (Loss)	Unrecognized Share of Loss
Associated companies						
BSL Leasing Co., Ltd.	952	217	-	1,102	118	-
Processing Center Co., Ltd.	212	22	-	441	121	-
WTA (Thailand) Co., Ltd.	-	-	-	-	-	-
National ITMX Co., Ltd.	452	174	-	215	23	-
PCC Capital Co., Ltd.*	37	20	-	59	38	-
Thai Digital ID Co., Ltd.*	22	8	-	21	8	-

5.3.3 As at December 31, 2009 and 2008, the Bank had investments in associated companies from debt restructuring for which the BOT had approved the shareholding in excess of the legal limit. Such investments are accounted for by the cost method, net of valuation allowance for impairment, in total amounting to Baht 23 million. Details and financial information of such investments are as follows (See Note 5.3.1) :

Million Baht

Company	CONSOLIDATED FINANCIAL STATEMENTS 2009				
	Type of Business	Type of Shares	Direct and Indirect Share Holding	Total Assets**	Total Liabilities**
Tri Eagles Co., Ltd.	Real Estate	Ordinary share	43.97%	34	1
Sammitr Motors Manufacturing PCL.	Manufacturing	Ordinary share	29.99%	3,283	2,771
CBNP (Thailand) Co., Ltd.	Service	Ordinary share	20.80%	1,022	6,138

Million Baht

Company	CONSOLIDATED FINANCIAL STATEMENTS 2008				
	Type of Business	Type of Shares	Direct and Indirect Share Holding	Total Assets	Total Liabilities
Tri Eagles Co., Ltd.	Real Estate	Ordinary share	43.97%	34	1
Sammitr Motors Manufacturing PCL.	Manufacturing	Ordinary share	29.99%	3,283	2,771
UMC Metals Co., Ltd.	Manufacturing	Ordinary share	29.78%	4,106	2,706
CBNP (Thailand) Co., Ltd.	Service	Ordinary share	20.80%	1,022	6,138

* The consolidated financial statements for the years ended December 31, 2009 and 2008 determined from associated companies' financial information for the years ended December 31, 2008 and 2007, respectively.

** The consolidated financial statements as at December 31, 2009 determined from companies' financial information as at December 31, 2008.

						Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS* FOR THE YEARS ENDED DECEMBER 31,					
	2009			2008		
Company	Revenue	Profit (Loss)	Unrecognized Share of Loss	Revenue	Profit (Loss)	Unrecognized Share of Loss
Tri Eagles Co., Ltd.	1	-	-	1	-	-
Sammitr Motors Manufacturing PCL.	3,308	(220)	-	3,308	(220)	-
UMC Metals Co., Ltd.**	-	-	-	11,824	144	-
CBNP (Thailand) Co., Ltd.	95	(478)	(100)	95	(478)	(100)

Had the Bank applied the equity method to the aforementioned investments from debt restructuring, the impact on the financial statements would have been as follows :

	Million Baht	
	CONSOLIDATED FINANCIAL STATEMENTS Increase (Decrease)	
	2009	2008
BALANCE SHEETS		
Assets		
Investments in subsidiaries and associated companies, net	146	532
Shareholders' equity		
Unrealized increment per assets appraisal	242	257
Foreign exchange adjustment	(23)	(24)
Retained earnings - Unappropriated	(73)	299

	Million Baht	
	CONSOLIDATED FINANCIAL STATEMENTS Increase (Decrease) FOR THE YEARS ENDED DECEMBER 31,	
	2009	2008
STATEMENTS OF INCOME		
Non-interest income		
Gain (loss) on investments	(312)	3,449
Gain on equity	(60)	(252)
Net income	(372)	3,197
Earnings per share (Baht)	(0.19)	1.67

* The consolidated financial statements for the year ended December 31, 2009 determined from companies' financial information for the year ended December 31, 2008.

** As at December 31, 2009, no longer associated companies.

	Million Baht	
	CONSOLIDATED FINANCIAL STATEMENTS	
	Increase (Decrease)	
	FOR THE YEARS ENDED DECEMBER 31,	
	2009	2008
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY		
Balance as at January 1,		
Unrealized increment per assets appraisal	257	3,206
Foreign exchange adjustment	(24)	(26)
Retained earnings - Unappropriated	299	(2,899)

5.3.4 As at December 31, 2009 and 2008, the Bank and subsidiaries had investments in companies of 10% and upwards of the paid-up capital of the respective companies but which are not considered to be investments in subsidiaries and associated companies. The classification is as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2009	2008	2009	2008
Manufacturing and commercial	116	119	116	119
Real estate and construction	201	201	201	201
Utilities and services	16	16	16	16
Others	4,256	1,624	4,256	1,624
Total	4,589	1,960	4,589	1,960

5.3.5 Gains and losses related to investments included in statement of income for the years ended December 31, 2009 and 2008 are as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2009	**2008**	**2009**	**2008**
Gains on sales of investments				
Trading securities	296	262	269	256
Available-for-sale securities	570	613	559	613
General investments	518	841	518	841
Investment in subsidiaries and associated companies	-	80	-	80
Unrealized gains on revaluation of trading securities	-	63	5	61
Gains on capital recovery from equity securities				
General investments	3	9	3	9
Gain on debt redemption				
Available-for-sale securities	-	3	-	3
Unrealized gains on transfer of trading securities to available-for-sale securities	25	60	25	60
Losses on sales of investments				
Trading securities	(232)	(49)	(209)	(40)
Available-for-sale securities	(253)	(109)	(118)	(109)
General investments	-	(419)	-	(419)
Unrealized losses on revaluation of trading securities	(80)	(7)	(85)	(7)
Losses on capital recovery from equity securities				
Available for-sale-securities	(2)	-	(2)	-
General investments	(42)	(5)	(42)	(5)
Unrealized losses on transfer of trading securities to available-for-sale securities	(142)	(90)	(142)	(90)
Losses on impairment of investments	(186)	(4,236)	(186)	(4,229)
Total Gains (Losses) on investments	475	(2,984)	595	(2,976)

5.4 Loans and accrued interest receivable

5.4.1 Classified by product type as at December 31, 2009 and 2008 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2009	**2008**	**2009**	**2008**
Overdrafts	99,296	105,624	98,482	104,659
Loans	764,079	751,189	725,912	744,567
Bills	278,984	323,801	276,022	321,887
Others	929	603	929	603
Total	1,143,288	1,181,217	1,101,345	1,171,716
Add Accrued interest receivable	2,173	3,406	2,088	3,391
Less Allowance for doubtful accounts	(60,517)	(53,980)	(58,114)	(53,398)
Revaluation allowance for debt restructuring	(4,628)	(6,371)	(4,628)	(6,371)
Total	1,080,316	1,124,272	1,040,691	1,115,338

5.4.2 Classified by remaining maturity as at December 31, 2009 and 2008 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2009	**2008**	**2009**	**2008**
Up to 1 year*	637,900	701,657	610,277	695,283
Over 1 year	505,388	479,560	491,068	476,433
Total	1,143,288	1,181,217	1,101,345	1,171,716
Add Accrued interest receivable	2,173	3,406	2,088	3,391
Total	1,145,461	1,184,623	1,103,433	1,175,107

5.4.3 Classified by currency and customer's residence as at December 31, 2009 and 2008 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	2009			2008		
	Domestic	**Foreign**	**Total**	**Domestic**	**Foreign**	**Total**
BAHT	900,933	3,592	904,525	918,425	3,211	921,636
USD	45,265	86,338	131,603	45,715	98,964	144,679
Others	5,759	101,401	107,160	6,809	108,093	114,902
	951,957	191,331	1,143,288	970,949	210,268	1,181,217
Add Accrued interest receivable			2,173			3,406
Total			1,145,461			1,184,623

* Including past-due contracts.

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	2009			2008		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	904,846	3,593	908,439	924,203	3,211	927,414
USD	45,265	66,192	111,457	45,715	97,358	143,073
Others	5,759	75,690	81,449	6,809	94,420	101,229
	955,870	145,475	1,101,345	976,727	194,989	1,171,716
Add Accrued interest receivable			2,088			3,391
Total			1,103,433			1,175,107

5.4.4 Classified by business type and in accordance with the notification of the BOT as at December 31, 2009 and 2008 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	2009					
	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	26,475	331	83	140	542	27,571
Manufacturing and commercial	592,785	9,562	3,051	9,000	23,001	637,399
Real estate and construction	104,396	3,441	149	492	6,966	115,444
Utilities and services	133,739	2,858	145	418	2,945	140,105
Housing loans	114,155	1,098	391	806	2,420	118,870
Others	97,293	1,509	1,863	2,298	936	103,899
	1,068,843	18,799	5,682	13,154	36,810	1,143,288
Add Accrued interest receivable						2,173
Total						1,145,461

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	2008*					
	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	31,068	482	283	229	599	32,661
Manufacturing and commercial	616,695	16,495	5,587	6,083	22,457	667,317
Real estate and construction	112,692	4,230	1,807	1,259	6,676	126,664
Utilities and services	131,781	687	971	521	2,373	136,333
Housing loans	105,329	1,224	468	989	2,554	110,564
Others	102,435	3,014	69	748	1,412	107,678
	1,100,000	26,132	9,185	9,829	36,071	1,181,217
Add Accrued interest receivable						3,406
Total						1,184,623

* The Bank had changed the presentation of the financial statements for comparison to comply with the BOT's Notification regarding Public Disclosure of Capital Maintenance for Commercial Banks dated December 14, 2009.

Million Baht

	SEPARATE FINANCIAL STATEMENTS 2009					
	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	25,440	331	83	140	542	26,536
Manufacturing and commercial	557,971	8,786	2,910	8,988	21,515	600,170
Real estate and construction	102,076	3,441	149	492	6,920	113,078
Utilities and services	130,904	2,858	145	418	2,945	137,270
Housing loans	114,072	1,098	382	802	2,408	118,762
Others	99,019	1,497	1,863	2,214	936	105,529
	1,029,482	18,011	5,532	13,054	35,266	1,101,345
Add Accrued interest receivable						2,088
Total						1,103,433

Million Baht

	SEPARATE FINANCIAL STATEMENTS 2008*					
	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	30,368	472	283	229	599	31,951
Manufacturing and commercial	606,856	16,281	5,587	6,046	22,202	656,972
Real estate and construction	111,370	4,230	1,759	1,259	6,676	125,294
Utilities and services	130,666	687	971	521	2,373	135,218
Housing loans	105,225	1,224	460	983	2,546	110,438
Others	106,687	3,014	65	665	1,412	111,843
	1,091,172	25,908	9,125	9,703	35,808	1,171,716
Add Accrued interest receivable						3,391
Total						1,175,107

* The Bank had changed the presentation of the financial statements for comparison to comply with the BOT's Notification regarding Public Disclosure of Capital Maintenance for Commercial Banks dated December 14, 2009.

5.4.5 As at December 31, 2009 and 2008, the Bank and subsidiaries had classified loans and allowance for doubtful accounts in accordance with the notification of the BOT as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

2009

	Loans and Accrued Interest Receivables	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	1,070,895	453,564	1	6,919
Special mentioned	18,921	5,872	2	142
Substandard	5,689	752	100	1,070
Doubtful	13,154	4,957	100	5,471
Doubtful of loss	36,802	17,642	100	18,383
Total	1,145,461	482,787		31,985
Add Allowance for doubtful accounts which exceed the provision required by the BOT				28,532
Total				60,517

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

2008

	Loans and Accrued Interest Receivables	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	1,103,200	489,208	1	6,542
Special mentioned	26,312	9,528	2	209
Substandard	9,211	1,750	100	1,755
Doubtful	9,829	3,611	100	3,791
Doubtful of loss	36,071	14,742	100	16,016
Total	1,184,623	518,839		28,313
Add Allowance for doubtful accounts which exceed the provision required by the BOT				25,667
Total				53,980

Million Baht

	SEPARATE FINANCIAL STATEMENTS 2009			
	Loans and Accrued Interest Receivables	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	1,031,443	419,866	1	6,589
Special mentioned	18,131	5,378	2	132
Substandard	5,539	686	100	1,004
Doubtful	13,054	4,863	100	5,377
Doubtful of loss	35,266	16,573	100	16,922
Total	1,103,433	447,366		30,024
Add Allowance for doubtful accounts which exceed the provision required by the BOT				28,090
Total				58,114

Million Baht

	SEPARATE FINANCIAL STATEMENTS 2008			
	Loans and Accrued Interest Receivables	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	1,094,358	480,508	1	6,479
Special mentioned	26,087	9,306	2	207
Substandard	9,151	1,697	100	1,748
Doubtful	9,704	3,525	100	3,669
Doubtful of loss	35,807	14,720	100	15,774
Total	1,175,107	509,756		27,877
Add Allowance for doubtful accounts which exceed the provision required by the BOT				25,521
Total				53,398

As at December 31, 2009 and 2008, the consolidated and the separate financial statements included the allowance for doubtful accounts on a collective approach for loans, classified as normal and special mentioned amounted to Baht 2,540 million and Baht 1,814 million, respectively.

5.4.6 As at December 31, 2009 and 2008, the Bank and subsidiaries had unearned discounts as follows :

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
				Million Baht
	2009	2008	2009	2008
Unearned discounts	410	488	378	440

5.4.7 As at December 31, 2009 and 2008, the Bank and subsidiaries had non-performing loans (NPLs), defined according to the BOT's notification as loans classified as substandard, doubtful and doubtful of loss, including interbank and money market items, but excluding accrued interest receivable, as follows :

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
				Million Baht
	2009	2008	2009	2008
NPLs before allowance for doubtful accounts	55,638	55,085	53,852	54,636
NPLs as percentage of total loans	4.36	4.62	4.36	4.62
Net NPLs after allowance for doubtful accounts	26,673	30,966	26,509	30,890
Net NPLs as percentage of net total loans	2.14	2.66	2.20	2.66

5.4.8 As at December 31, 2009 and 2008, the Bank and subsidiaries had loans and accrued interest receivables due from companies experiencing financial difficulties as defined in the SET's guidelines dated July 8, 1998 regarding the disclosure of asset quality and related party transactions, for which the Bank and subsidiaries had provided an allowance for doubtful accounts, as follows :

	CONSOLIDATED FINANCIAL STATEMENTS 2009				Million Baht
	No. of Companies	Outstanding Balance	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	2	-	-	-
Listed companies identified for delisting	7	1,437	967	667	667
Total	8	1,439	967	667	667

	CONSOLIDATED FINANCIAL STATEMENTS 2008				Million Baht
	No. of Companies	Outstanding Balance	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Listed companies identified for delisting	8	2,555	1,116	603	603

					Million Baht
	SEPARATE FINANCIAL STATEMENTS				
	2009				
	No. of Companies	Outstanding Balance	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	2	-	-	-
Listed companies identified for delisting	7	1,437	967	667	667
Total	8	1,439	967	667	667

					Million Baht
	SEPARATE FINANCIAL STATEMENTS				
	2008				
	No. of Companies	Outstanding Balance	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Listed companies identified for delisting	8	2,555	1,116	603	603

5.4.9 Transfer of assets to Thai Asset Management Corporation (TAMC)

On October 12, 2001, the Bank entered into the Asset Transfer Agreement (the Agreement) with TAMC in order to transfer the impaired assets of the Bank including all rights over the collateral securing such loans as at December 31, 2000, as well as any other related rights or contingencies of the Bank against those debtors pursuant to the terms and conditions of the Agreement and the applicable provisions of the Royal Ordinance establishing TAMC B.E. 2544 (TAMC Law). The price payable by TAMC to the Bank for such impaired assets transferred shall be the value of collateral of such loan but shall not exceed the book value of the loan less the allowance for doubtful accounts as at the transfer date which has been set aside pursuant to the notification of the Bank of Thailand. TAMC will make payments for assets transferred after preliminary confirmation of the transfer price by issuing a non-negotiable promissory note which is given aval by the Financial Institutions Development Fund (FIDF), to be due at the end of 10 years from the date of issuance. Such promissory note may be redeemable by TAMC prior to its maturity. The interest rate shall be the weighted average interest rate on deposits as defined in the Agreement and shall be determined on a quarterly basis. The interest accrued shall be payable by TAMC to the Bank annually by issuing to the Bank a non-negotiable promissory note which is given aval by the FIDF, to be due at the end of one year from the date of issuance.

The Bank and TAMC agreed to recognize any profits or losses arising from the management of the impaired assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on a cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC, including all interest paid by TAMC to the Bank.

In the case whereby profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The second portion of the profits will be given to the Bank at the amount such that when included with the first profit portion shall not exceed the difference between the book value of the impaired assets of the Bank and the transfer price of such assets transferred to TAMC. The residual amount of the second profit portion will be given to TAMC. In the case whereby losses are realized, the first portion of the losses will be borne by the Bank but not exceeding 20% of the transfer price of the impaired assets transferred to TAMC. The second portion of the losses, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The residual amount of the second portion of losses will be borne by TAMC. As at December 31, 2009 and 2008, the Bank has set aside provisions for probable loss arising from the impaired assets transferred to TAMC amounting to Baht 2,354 million and Baht 2,235 million, respectively (See Note 4.12).

In March 2007, the Bank received notification from TAMC that the allocation of profit or loss at the end of the fifth year for the Bank is a profit of Baht 393 million. Such allocation of profit or loss is an approximation as the TAMC will calculate the actual profit or loss at the end of the tenth year, and there has been no actual payment made. Therefore, the Bank has not recognized such profit in the accounts.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until December 31, 2009 in the amount of Baht 25,484 million. Subsequent transfers of impaired assets will occur pursuant to the conditions stated in the Agreement.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until December 31, 2008 in the amount of Baht 25,484 million, and for the year ended December 31, 2008, TAMC had revised the balance of assets transferred by the Bank downwards in the net amount of Baht 15 million.

As at December 31, 2009 and 2008, the Bank has non-negotiable promissory notes from TAMC as payment for certain portions of the impaired assets transferred amounting to Baht 12,903 million and Baht 13,981 million, respectively (See Note 5.3.1). In the third quarter of 2006, TAMC notified the Bank of the revision of the value given for the impaired assets transferred that are secured by assets which TAMC considers as not being collateral assets. The Bank has decreased the value of the non-negotiable promissory notes from TAMC and recognized the loss on assets transferred to TAMC amounting to Baht 2,761 million.

For the year ended December 31, 2009 and 2008, the non-negotiable promissory notes that have been redeemed by TAMC prior to maturity amounted to Baht 1,078 million and Baht 1,278 million, respectively (See Note 5.3.1).

5.4.10 As at December 31, 2009 and 2008, assets classified in accordance with the notification of the BOT are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2009				
	Loans and Accrued Interest Receivables	**Investments**	**Properties for Sale**	**Other Assets**	**Total**
Normal	1,070,895	-	-	-	1,070,895
Special mentioned	18,921	-	-	-	18,921
Substandard	5,689	-	-	-	5,689
Doubtful	13,154	-	-	-	13,154
Doubtful of loss	36,802	7,857	2,413	2,306	49,378
Total	1,145,461	7,857	2,413	2,306	1,158,037

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2008				
	Loans and Accrued Interest Receivables	**Investments**	**Properties for Sale**	**Other Assets**	**Total**
Normal	1,103,200	-	-	-	1,103,200
Special mentioned	26,312	-	-	-	26,312
Substandard	9,211	-	-	-	9,211
Doubtful	9,829	-	-	-	9,829
Doubtful of loss	36,071	11,937	2,440	1,640	52,088
Total	1,184,623	11,937	2,440	1,640	1,200,640

Million Baht

	SEPARATE FINANCIAL STATEMENTS 2009				
	Loans and Accrued Interest Receivables	**Investments**	**Properties for Sale**	**Other Assets**	**Total**
Normal	1,031,443	-	-	-	1,031,443
Special mentioned	18,131	-	-	-	18,131
Substandard	5,539	-	-	-	5,539
Doubtful	13,054	-	-	-	13,054
Doubtful of loss	35,266	7,838	1,936	2,306	47,346
Total	1,103,433	7,838	1,936	2,306	1,115,513

Million Baht

	SEPARATE FINANCIAL STATEMENTS 2008				
	Loans and Accrued Interest Receivables	Investments	Properties for Sale	Other Assets	Total
Normal	1,094,358	-	-	-	1,094,358
Special mentioned	26,087	-	-	-	26,087
Substandard	9,151	-	-	-	9,151
Doubtful	9,704	-	-	-	9,704
Doubtful of loss	35,807	11,925	1,963	1,640	51,335
Total	1,175,107	11,925	1,963	1,640	1,190,635

5.4.11 Troubled debt restructurings

Details of the restructured debts of the Bank for the years ended December 31, 2009 and 2008, classified into the restructuring methods are as follows :

Million Baht

	SEPARATE FINANCIAL STATEMENTS 2009			
Restructuring Method	**Cases**	**Outstanding Debt before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	357	3,698	Land, building, condominium, Share capital	3,698
Debt-equity conversion	9	93	Share capital	93
Debt restructuring in various forms	22,176	82,443		
Total	22,542	86,234		

The weighted average tenure of the above mentioned restructuring is 5 years; and the total debt outstanding after debt restructuring is Baht 86,234 million.

Million Baht

	SEPARATE FINANCIAL STATEMENTS 2008			
Restructuring Method	**Cases**	**Outstanding Debt before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	350	2,814	Land, building, condominium, machinery	2,813
Debt-equity conversion	6	345	Share capital	345
Debt restructuring in various forms	19,585	71,361		
Total	19,941	74,520		

The weighted average tenure of the above mentioned restructuring is 7 years; and the total debt outstanding after debt restructuring is Baht 71,210 million.

For the year ended December 31, 2009 and 2008, the Bank recognized interest income from restructured debts amounting to Baht 5,918 million and Baht 5,815 million, respectively.

As at December 31, 2009 and 2008, the Bank had balance of loan to restructured debtors amounting to Baht 123,711 million and Baht 111,633 million, respectively.

Disclosures for the consolidated financial statements for troubled debt restructurings which occurred during the years ended December 31, 2009 and 2008 have not been provided, as such information is not significantly different from the above disclosures relating to the Bank.

5.5 Allowance for doubtful accounts

Allowance for doubtful accounts consisted of the following as at December 31, 2009 and 2008 :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

2009

	Normal	**Special Mentioned**	**Substandard**	**Doubtful**	**Doubtful of Loss**	**Allowance for Doubtful Accounts in Excess of the BOT's Requirement**	**Total**
Beginning balance	6,542	209	1,755	3,791	16,016	25,667	53,980
Doubtful accounts	377	(67)	(685)	1,680	2,367	5,293	8,965
Bad debt recovered	-	-	-	-	-	1,249	1,249
Bad debt written off	-	-	-	-	-	(3,152)	(3,152)
Others	-	-	-	-	-	(525)	(525)
Ending balance	6,919	142	1,070	5,471	18,383	28,532	60,517

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS						
	2008						
	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of the BOT's Requirement	Total
Beginning balance	4,169	194	3,310	3,792	36,599	15,323	63,387
Doubtful accounts	2,373	15	(1,555)	(1)	(20,583)	20,414	663
Bad debt recovered	-	-	-	-	-	1,272	1,272
Bad debt written off	-	-	-	-	-	(11,193)	(11,193)
Others	-	-	-	-	-	(149)	(149)
Ending balance	6,542	209	1,755	3,791	16,016	25,667	53,980

Million Baht

	SEPARATE FINANCIAL STATEMENTS						
	2009						
	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of the BOT's Requirement	Total
Beginning balance	6,479	207	1,748	3,669	15,774	25,521	53,398
Doubtful accounts	110	(75)	(744)	1,708	1,148	6,749	8,896
Bad debt recovered	-	-	-	-	-	1,234	1,234
Bad debt written off	-	-	-	-	-	(3,152)	(3,152)
Others	-	-	-	-	-	(2,262)	(2,262)
Ending balance	6,589	132	1,004	5,377	16,922	28,090	58,114

Million Baht

	SEPARATE FINANCIAL STATEMENTS						
	2008						
	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of the BOT's Requirement	Total
Beginning balance	4,137	191	3,148	3,786	36,416	15,238	62,916
Doubtful accounts	2,342	16	(1,400)	(117)	(20,642)	20,295	494
Bad debt recovered	-	-	-	-	-	1,209	1,209
Bad debt written off	-	-	-	-	-	(11,076)	(11,076)
Others	-	-	-	-	-	(145)	(145)
Ending balance	6,479	207	1,748	3,669	15,774	25,521	53,398

As at December 31, 2009, the Bank and subsidiaries had the allowance for doubtful accounts of Baht 60,517 million and Baht 58,114 million in the consolidated and the separate financial statements, respectively.

As at December 31, 2008, the Bank and subsidiaries had the allowance for doubtful accounts of Baht 53,980 million and Baht 53,398 million in the consolidated and the separate financial statements, respectively.

As at December 31, 2009 and 2008, the Bank and subsidiaries recorded allowances for doubtful accounts in excess of 28,532 million and Baht 25,667 million, respectively, in the consolidated financial statements, and of Baht 28,090 million and Baht 25,521 million, respectively, in the separate financial statements (See Note 4.6).

5.6 Revaluation allowance for debt restructuring

Revaluation allowance for debt restructuring are as follows as at December 31, 2009 and 2008 :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2009	**2008**	**2009**	**2008**
Beginning balance	6,371	4,083	6,371	4,083
Increase during the year	514	4,243	514	4,243
Write off/ decrease during the year	(2,257)	(1,955)	(2,257)	(1,955)
Ending balance	4,628	6,371	4,628	6,371

5.7 Properties for sale, net

Properties for sale consisted of the following as at December 31, 2009 and 2008 :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS			
		2009		
Type of Properties for Sale	**Beginning balance**	**Additions**	**Disposals**	**Ending balance**
Assets from debt repayment				
Immovable assets	44,623	4,051	(6,168)	42,506
Movable assets	282	3	(98)	187
Total	44,905	4,054	(6,266)	42,693
Others	16	52	(16)	52
Total properties for sale	44,921	4,106	(6,282)	42,745
Less Allowance for impairment	(8,940)	(644)	408	(9,176)
Total properties for sale, net	35,981	3,462	(5,874)	33,569

Million Baht

Type of Properties for Sale	CONSOLIDATED FINANCIAL STATEMENTS 2008			
	Beginning balance	Additions	Disposals	Ending balance
Assets from debt repayment				
Immovable assets	48,545	3,361	(7,283)	44,623
Movable assets	311	7	(36)	282
Total	48,856	3,368	(7,319)	44,905
Others	51	16	(51)	16
Total properties for sale	48,907	3,384	(7,370)	44,921
Less Allowance for impairment	(8,606)	(763)	429	(8,940)
Total properties for sale, net	40,301	2,621	(6,941)	35,981

Million Baht

Type of Properties for Sale	SEPARATE FINANCIAL STATEMENTS 2009			
	Beginning balance	Additions	Disposals	Ending balance
Assets from debt repayment				
Immovable assets	37,290	4,051	(5,953)	35,388
Movable assets	282	3	(98)	187
Total	37,572	4,054	(6,051)	35,575
Others	16	52	(16)	52
Total properties for sale	37,588	4,106	(6,067)	35,627
Less Allowance for impairment	(7,968)	(546)	391	(8,123)
Total properties for sale, net	29,620	3,560	(5,676)	27,504

Million Baht

Type of Properties for Sale	SEPARATE FINANCIAL STATEMENTS 2008			
	Beginning balance	Additions	Disposals	Ending balance
Assets from debt repayment				
Immovable assets	41,031	3,362	(7,103)	37,290
Movable assets	311	7	(36)	282
Total	41,342	3,369	(7,139)	37,572
Others	51	16	(51)	16
Total properties for sale	41,393	3,385	(7,190)	37,588
Less Allowance for impairment	(7,607)	(762)	401	(7,968)
Total properties for sale, net	33,786	2,623	(6,789)	29,620

Properties for sale classified in accordance with the notification of the BOT as at December 31, 2009 and 2008 are presented in Note 5.4.10.

The Bank had disclosed transactions according to the BOT's Notification regarding the Accounting Rules for Financial Institutions in relations to the Sale of Properties for Sale, dated August 3, 2008, the transactions of the Bank and subsidiaries are as follows :

Million Baht

		CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31,					
		2009			2008		
Type of Sale of Properties for sale	Income Recognition Method	Deferred Profit on Sale of Properties for sale	Profit on Sale of Properties For sale	Loss on Sale of Properties For sale	Deferred Profit on Sale of Properties for sale	Profit on Sale of Properties for sale	Loss on Sale of Properties for sale
Sale to public	Per Installment	31	33	-	38	12	-
Sale to public	Per cost recovery	-	1,533	(443)	-	1,545	(241)

Million Baht

		SEPARATE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31,					
		2009			2008		
Type of Sale of Properties for sale	Income Recognition Method	Deferred Profit on Sale of Properties for sale	Profit on Sale of Properties for sale	Loss on Sale of Properties for sale	Deferred Profit on Sale of Properties for sale	Profit on Sale of Properties for sale	Loss on Sale of Properties for sale
Sale to public	Per Installment	31	33	-	38	12	-
Sale to public	Per cost recovery	-	965	(438)	-	1,444	(202)

5.8 Premises and equipment, net

Premises and equipment consisted of the following as at December 31, 2009 and 2008 :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

2009

	Cost					Accumulated Depreciation					
	Beginning Balance	Additions/ Transfer	Disposal/ Transfer	Others	Ending Balance	Beginning Balance	Depre-ciation	Disposal/ Transfer	Others	Ending Balance	Premises and Equipment (Net)
Land											
Cost	7,433	207	(53)	(99)	7,488	-	-	-	-	-	7,488
Appraisal Increase (year 2005)	10,191	-	-	-	10,191	-	-	-	-	-	10,191
Appraisal decrease (year 2005)	(1,103)	-	-	-	(1,103)	-	-	-	-	-	(1,103)
Premises											
Cost	9,161	332	(13)	(63)	9,417	6,172	299	(13)	(28)	6,430	2,987
Appraisal Increase (year 2005)	20,365	-	-	-	20,365	14,871	903	-	-	15,774	4,591
Appraisal decrease (year 2005)	(198)	-	-	-	(198)	(116)	(10)	-	-	(126)	(72)
Equipment	20,551	1,425	(2,719)	(34)	19,223	15,937	1,811	(2,679)	18	15,087	4,136
Others	1,287	841	(835)	(7)	1,286	-	-	-	-	-	1,286
Total	67,687	2,805	(3,620)	(203)	66,669	36,864	3,003	(2,692)	(10)	37,165	29,504

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

2008

	Cost					Accumulated Depreciation					
	Beginning Balance	Additions/ Transfer	Disposal/ Transfer	Others	Ending Balance	Beginning Balance	Depre-ciation	Disposal/ Transfer	Others	Ending Balance	Premises and Equipment (Net)
Land											
Cost	6,789	396	(23)	271	7,433	-	-	-	-	-	7,433
Appraisal Increase (year 2005)	10,192	-	(1)	-	10,191	-	-	-	-	-	10,191
Appraisal decrease (year 2005)	(1,111)	-	8	-	(1,103)	-	-	-	-	-	(1,103)
Premises											
Cost	8,861	152	-	148	9,161	5,799	307	-	66	6,172	2,989
Appraisal increase (year 2005)	20,365	-	-	-	20,365	13,966	905	-	-	14,871	5,494
Appraisal decrease (year 2005)	(198)	-	-	-	(198)	(106)	(10)	-	-	(116)	(82)
Equipment	19,058	1,819	(363)	37	20,551	14,395	1,873	(357)	26	15,937	4,614
Others	287	1,478	(478)	-	1,287	-	-	-	-	-	1,287
Total	64,243	3,845	(857)	456	67,687	34,054	3,075	(357)	92	36,864	30,823

As at December 31, 2009 and 2008, the Bank and subsidiaries had premises and equipment, fully depreciated but still in use, at the original costs amounting to Baht 10,655 million and Baht 11,166 million, respectively.

Million Baht

SEPARATE FINANCIAL STATEMENTS

2009

	Cost					Accumulated Depreciation					
	Beginning Balance	Additions/ Transfer	Disposal/ Transfer	Others	Ending Balance	Beginning Balance	Depre- ciation	Disposal/ Transfer	Others	Ending Balance	Premises and Equipment (Net)
Land											
Cost	7,426	207	(53)	(99)	7,481	-	-	-	-	-	7,481
Appraisal Increase (year 2005)	10,191	-	-	-	10,191	-	-	-	-	-	10,191
Appraisal decrease (year 2005)	(1,103)	-	-	-	(1,103)	-	-	-	-	-	(1,103)
Premises											
Cost	9,027	324	(13)	(58)	9,280	6,110	297	(13)	(26)	6,368	2,912
Appraisal increase (year 2005)	20,365	-	-	-	20,365	14,871	903	-	-	15,774	4,591
Appraisal decrease (year 2005)	(198)	-	-	-	(198)	(116)	(10)	-	-	(126)	(72)
Equipment	20,190	1,234	(2,700)	(31)	18,693	15,695	1,763	(2,662)	(26)	14,770	3,923
Others	1,279	833	(824)	(6)	1,282	-	-	-	-	-	1,282
Total	67,177	2,598	(3,590)	(194)	65,991	36,560	2,953	(2,675)	(52)	36,786	29,205

Million Baht

SEPARATE FINANCIAL STATEMENTS

2008

	Cost					Accumulated Depreciation					
	Beginning Balance	Additions/ Transfer	Disposal/ Transfer	Others	Ending Balance	Beginning Balance	Depre- ciation	Disposal/ Transfer	Others	Ending Balance	Premises and Equipment (Net)
Land											
Cost	6,781	396	(23)	272	7,426	-	-	-	-	-	7,426
Appraisal Increase (year 2005)	10,192	-	(1)	-	10,191	-	-	-	-	-	10,191
Appraisal decrease (year 2005)	(1,111)	-	8	-	(1,103)	-	-	-	-	-	(1,103)
Premises											
Cost	8,726	152	-	149	9,027	5,739	304	-	67	6,110	2,917
Appraisal increase (year 2005)	20,365	-	-	-	20,365	13,966	905	-	-	14,871	5,494
Appraisal decrease (year 2005)	(198)	-	-	-	(198)	(106)	(10)	-	-	(116)	(82)
Equipment	18,771	1,737	(355)	37	20,190	14,193	1,825	(349)	26	15,695	4,495
Others	285	1,451	(457)	-	1,279	-	-	-	-	-	1,279
Total	63,811	3,736	(828)	458	67,177	33,792	3,024	(349)	93	36,560	30,617

As at December 31, 2009 and 2008, the Bank had equipment, fully depreciated but still in use, at the original costs amounting to Baht 10,357 million, and Baht 10,969 million, respectively.

5.9 Deposits

5.9.1 Classified by product as at December 31, 2009 and 2008 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2009	2008	2009	2008
Demand	57,687	52,536	56,589	52,471
Savings	582,449	485,658	581,393	485,851
Fixed				
Up to 6 months	412,946	536,330	408,588	534,779
6 months-less than 1 year	84,409	65,574	84,317	65,272
1 year and over	221,907	180,162	211,215	172,053
Negotiable certificates of deposit	1,318	2,027	875	1,051
Total	1,360,716	1,322,287	1,342,977	1,311,477

5.9.2 Classified by remaining maturity as at December 31, 2009 and 2008 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2009	2008	2009	2008
Up to 1 year	1,326,794	1,313,124	1,309,137	1,302,474
Over 1 year	33,922	9,163	33,840	9,003
Total	1,360,716	1,322,287	1,342,977	1,311,477

5.9.3 Classified by currency and customer's residence as at December 31, 2009 and 2008 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	2009			2008		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	1,193,138	50,970	1,244,108	1,154,670	46,335	1,201,005
USD	17,746	32,996	50,742	16,746	41,047	57,793
Others	6,530	59,336	65,866	5,401	58,088	63,489
Total	1,217,414	143,302	1,360,716	1,176,817	145,470	1,322,287

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	2009			2008		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	1,193,160	50,948	1,244,108	1,156,000	46,286	1,202,286
USD	17,668	32,524	50,192	16,682	41,717	58,399
Others	6,406	42,271	48,677	5,316	45,476	50,792
Total	1,217,234	125,743	1,342,977	1,177,998	133,479	1,311,477

5.10 Interbank and money market items (liabilities)

Interbank and money market items (liabilities) consisted of the following as at December 31, 2009 and 2008 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	2009			2008		
	Demand	**Time**	**Total**	**Demand**	**Time**	**Total**
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	28	2,054	2,082	25	2,958	2,983
Commercial banks	1,155	30,853	32,008	1,585	5,178	6,763
Other banks	166	-	166	225	2,000	2,225
Finance companies, securities companies and credit foncier companies	745	216	961	750	156	906
Other financial institutions	4,043	309	4,352	3,855	108	3,963
Total domestic items	6,137	33,432	39,569	6,440	10,400	16,840
Foreign items						
USD	1,146	20,796	21,942	1,472	8,591	10,063
JPY	3	1,314	1,317	3	2,367	2,370
EUR	266	101	367	171	86	257
Others	3,882	22,325	26,207	2,455	23,914	26,369
Total foreign items	5,297	44,536	49,833	4,101	34,958	39,059
Total domestic and foreign items	11,434	77,968	89,402	10,541	45,358	55,899

			Million Baht			
	SEPARATE FINANCIAL STATEMENTS					
	2009			2008		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	28	2,054	2,082	25	2,958	2,983
Commercial banks	1,155	30,853	32,008	1,585	5,178	6,763
Other banks	166	-	166	225	2,000	2,225
Finance companies, securities companies and credit foncier companies	1,691	216	1,907	1,068	156	1,224
Other financial institutions	4,056	309	4,365	3,866	108	3,974
Total domestic items	7,096	33,432	40,528	6,769	10,400	17,169
Foreign items						
USD	1,203	20,496	21,699	1,483	8,591	10,074
JPY	9	1,314	1,323	35	2,367	2,402
EUR	268	101	369	171	86	257
Others	3,940	12,021	15,961	2,499	20,483	22,982
Total foreign items	5,420	33,932	39,352	4,188	31,527	35,715
Total domestic and foreign items	12,516	67,364	79,880	10,957	41,927	52,884

5.11 Borrowings

5.11.1 Classified by types of securities and sources of fund as at December 31, 2009 and 2008, as follows:

			Million Baht			
	CONSOLIDATED FINANCIAL STATEMENTS					
	2009			2008		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	-	15,010	15,010	-	15,724	15,724
Borrowings under repurchase agreement	5,000	-	5,000	-	-	-
Bills of exchange	66,533	-	66,533	58,932	-	58,932
Others	286	-	286	332	899	1,231
Less Discount on borrowings	-	(6,706)	(6,706)	-	(6,760)	(6,760)
Total	71,819	8,304	80,123	59,264	9,863	69,127

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	2009			2008		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	-	15,010	15,010	-	15,724	15,724
Borrowings under repurchase agreement	5,200	-	5,200	-	-	-
Bills of exchange	66,533	-	66,533	58,932	-	58,932
Others	286	-	286	332	-	332
Less Discount on borrowings	-	(6,706)	(6,706)	-	(6,760)	(6,760)
Total	72,019	8,304	80,323	59,264	8,964	68,228

5.11.2 Classified by types of securities, currency, maturity and interest rate as at December 31, 2009 and 2008, as follows:

Million Baht

Types	CONSOLIDATED FINANCIAL STATEMENTS				
	Currency	Maturity	Interest Rate	Amount	
				2009	2008
Short-term borrowings					
Borrowings under repurchase agreement	THB	2010	1.10% - 1.23%	5,000	-
Bills of exchange	THB	2009 - 2010	1.00% - 3.50%	66,533	58,932
Others	MYR	2009	2.75% - 3.57%	-	899
	THB	2009 - 2010	0.00% - 0.50%	15	3
Total short-term borrowings				71,548	59,834
Long-term borrowings					
Unsecured subordinated notes (Note 5.12)	USD	2029	9.025%	15,010	15,724
Others	THB	2010 - 2015	0.00% - 0.50%	271	329
Less Discount on borrowings				(6,706)	(6,760)
Total long-term borrowings				8,575	9,293
Total				80,123	69,127

Types	Currency	Maturity	Interest Rate	2009	2008
				Million Baht	
	SEPARATE FINANCIAL STATEMENTS				
				Amount	
Short-term borrowings					
Borrowings under repurchase agreement	THB	2010	1.10% - 1.23%	5,200	-
Bills of exchange	THB	2009 - 2010	1.00% - 3.50%	66,533	58,932
Others	THB	2009 - 2010	0.00% - 0.50%	15	3
Total short-term borrowings				71,748	58,935
Long-term borrowings					
Unsecured subordinated notes (Note 5.12)	USD	2029	9.025%	15,010	15,724
Others	THB	2010 - 2015	0.00% - 0.50%	271	329
Less Discount on borrowings				(6,706)	(6,760)
Total long-term borrowings				8,575	9,293
Total				80,323	68,228

5.12 Unsecured subordinated notes

On March 29, 1995, the shareholders passed a resolution for the Bank to issue and offer unsecured subordinated notes for sale to foreign markets and/or domestic markets in the amount not exceeding Baht 15,000 million or its equivalent in other currencies with a maturity of not exceeding 30 years. The Board of Directors was authorized to proceed with the issue as follows :

- On September 18, 1995, the Bank issued and offered USD 300 million of unsecured subordinated notes due 2005 at a coupon of 7.25% p.a. for sale to foreign investors.

- On March 25, 1996, the Bank issued and offered USD 150 million of unsecured subordinated notes due 2016 at a coupon of 8.25% p.a. for sale to foreign investors.

On April 2, 1996, the shareholders passed a resolution for the Bank to issue and offer unsecured subordinated notes for sale to foreign markets and/or domestic markets in the amount not exceeding USD 400 million or its equivalent in other currencies with a maturity of not exceeding 30 years. The Board of Directors was authorized to proceed with the issue. On January 21, 1997, the Bank issued and offered USD 300 million of unsecured subordinated notes due 2027 at a coupon of 8.375% p.a. for sale to foreign investors.

On January 28, 1999, the Bank issued and offered USD 267 million of unsecured subordinated notes due 2007 with a maturity of 8 years at a coupon of 8.75% p.a. for sale to foreign investors in exchange for the Bank's existing USD 267 million of unsecured subordinated notes due 2005 at a coupon of 7.25% p.a. being redeemed before their maturity, which was approved by the BOT (remaining USD 33 million). The Bank also issued USD 450 million of unsecured subordinated notes due 2029 with a maturity of 30 years at a coupon of 9.025% p.a. for sale to foreign investors in exchange for the Bank's existing USD 150 million of unsecured subordinated notes due 2016 at a coupon of 8.25%

p.a. (remaining USD 0.2 million) and all of unsecured subordinated notes due 2027 at a coupon of 8.375% p.a. being redeemed before their maturity, which was approved by the BOT.

Since TAS do not provide accounting guidance for the extinguishment of debt, this transaction was accounted for as an extinguishment of debt under the International Financial Reporting Standard (IFRS). As a result, the Bank recognized in the 1999 statement of income, a gain of USD 259 million (Baht 9,504 million in the 1999 statement of income), the difference between the market price of the notes being redeemed, which is lower than the par value. The Bank recorded the book value of the unsecured subordinated notes due 2007 and the unsecured subordinated notes due 2029 in the amount of USD 178 million (Baht 6,543 million) and USD 259 million (Baht 9,535 million), respectively. The difference between the book value and the redemption value of the notes will be amortized on a monthly basis throughout the life of the notes. The Bank paid in cash additional benefit to the unsecured subordinated note holders amounting to Baht 388 million.

The Bank has redeemed the remaining USD 33 million of the 7.25% p.a. unsecured subordinated notes due in 2005, of which USD 1 million and USD 5 million were redeemed prior to maturity with the approval of the BOT on November 15, 1999 and August 30, 2002, respectively, and the remaining USD 28 million were redeemed at maturity on September 15, 2005.

On March 15, 2007, the Bank redeemed at maturity the 8.75% p.a. unsecured subordinated notes due 2007 amounting to USD 267 million.

On June 23, 2008, the Bank redeemed the remaining USD 0.2 million of the 8.25% p.a. unsecured subordinated notes due in 2016 prior to maturity with the approval of the BOT.

5.13 Bonds

On April 12, 2005, the shareholders reconsidered the resolutions of the shareholders' meeting, convened on April 9, 2004, approving to issue bonds of the Bank and passed a resolution for the Bank to issue and offer subordinated bonds and/or unsubordinated bonds and/or perpetual bonds, both subordinated and unsubordinated, and/or subordinated convertible bonds and/or convertible bonds (together "Bonds") in an amount not exceeding USD 3,000 million or its equivalent in other currencies, offered and sold in foreign markets and/or domestic markets to general public and/or institutional investors or investors with specific characteristics defined in the notification of the Securities and Exchange Commission. The Bank may issue different types of Bonds in one issue simultaneously or in several issues at different times. The non-perpetual bonds shall have a maturity of not exceeding 100 years. The subordinated convertible bonds and/or convertible bonds shall have a maturity of not exceeding 30 years, and the amount of not exceeding USD 1,000 million or its equivalent in other currencies. The Board of Directors or the Executive Board of Directors shall be empowered to consider terms and conditions and other details for the issue and offering of the bonds. The shareholders also approved the allocation of 500 million ordinary shares to accommodate the conversion right of the subordinated convertible bonds and/or convertible bondholders according to the amount and conditions previously approved (See Note 5.16).

On November 17, 2006, the Bank obtained approval from the Office of the Securities and Exchange Committee (SEC) to issue and offer for sale short-term bonds in an amount not exceeding Baht 30,000 million with no limit on the number of issues. The Bank has issued 5 series of short-term bonds totaling Baht 7,863 million which have been gradually redeemed up to the full amount as at September 2007 (See Note 5.11).

On April 12, 2007, the shareholders passed a resolution for the issuance of bonds, whether subordinated or unsubordinated and/or secured or unsecured, including but not limited to short-term bonds, derivative bonds and non-cumulative hybrid debt instruments with non-payment of interest in the years where the Bank does not report any profit (together the "Bonds") in the amount not exceeding Baht 150,000 million or its equivalent in other currencies to be offered for sale in domestic markets and/or in foreign markets to the general public, and/or institutional investors or investors with specific characteristics as defined in the Notification of the Securities and Exchange Commission. At any point in time, the Bank may offer for sale Bonds in an amount within such limit less the amount of Bonds already issued under such limit but not yet redeemed at that point in time. The Bank may issue and offer for sale different types of Bonds simultaneously in one issue at the same time or in several issues at different times and/or as a program and/or on a revolving basis and may issue and offer for sale Bonds in conjunction with or at the same time with other securities, provided that the Bonds, other than perpetual bonds, shall have a maturity of not exceeding 100 years. The Bank may be granted the right to redeem the Bonds prior to their maturities, and/or the bondholders may be granted the right to call the Bank to redeem the Bonds prior to their maturities, in accordance with the condition of the Bonds. The Board of Directors or the Board of Executive Directors shall be empowered to consider terms and conditions and other details for the issue and offering of the bonds.

On April 25, 2008, the meeting of the Board of Directors of the Bank passed the resolutions to approved the issuance of bonds with a maturity of not exceeding 7 years for offering to the general public within the year 2008 in an amount not exceeding Baht 150,000 million according to the resolution of the 14th Annual Ordinary Meeting of Shareholders convened on April 12, 2007. The Bank may issue and offer the bonds in several issues at different times. The Board of Executive Directors shall be empowered to consider terms and conditions and other details for each issuance and offering of the aforementioned bonds.

5.14 The Issuance of Bonds under the Medium Term Note Program

On March 26, 1997, the shareholders passed a resolution for the Bank to issue and offer bonds including subordinated bonds and unsubordinated bonds under the Medium Term Note Program in an amount of not exceeding USD 1,500 million or its equivalent in other currencies. The bonds shall have a maturity of not exceeding 30 years and be offered and sold in foreign markets and/or domestic markets. The Bank may be given the right to redeem the bonds prior to their maturity and/or the bondholders may be given the right to call the Bank to redeem the bonds prior to their maturity in accordance with the condition of the bonds. The Board of Directors was authorized to proceed with the issue.

On August 28, 1997, the Board of Directors passed a resolution to give the authority to the Executive Board to consider and make decision, in respect of regulations, terms and conditions and other details for the issue and offering of the bonds.

5.15 Provisions for off-balance sheet contingencies

As at December 31, 2009 and 2008, provisions for off-balance sheet contingencies are as follows :

	Million Baht	
	SEPARATE FINANCIAL STATEMENTS	
	2009	2008
Beginning balance	956	1,271
Increase during the year	431	2,347
Written off/reversal during the year	(226)	(2,662)
Ending balance	1,161	956

Disclosures for the consolidated financial statements for provisions for off-balance sheet contingencies as at December 31, 2009 and 2008 have not been provided, as such information is not significantly different from the disclosures for the separate financial statements.

5.16 Share capital

The Bank's share capital consists of :

- Ordinary shares
- Class A and Class B preferred shares, the holders of which have rights according to Article 3 of the Bank's Articles of Association.

As at December 31, 2009 and 2008, the Bank had registered share capital of Baht 40,000,000,000 divided into ordinary shares and preferred shares totaling 4,000,000,000 shares, with par value of Baht 10 each, details of which are as follows :

Type	Number of Registered Shares	
	2009	2008
Ordinary shares	3,998,345,000	3,998,345,000
Class A preferred shares	655,000	655,000
Class B preferred shares	1,000,000	1,000,000
Total	4,000,000,000	4,000,000,000

The allocation of ordinary shares and preferred shares are in accordance with the resolutions of the 12th ordinary shareholders' meeting convened on April 12, 2005, as per the following details :

1. Allocation of 1,339,502,106 ordinary shares as follows :

   1.1) Allocation of 459,502,106 ordinary shares for offer and sale to the general public, including the existing shareholders and the beneficial owners of the shares held by custodian or by any other similar arrangements.

1.2) Allocation of 440,000,000 ordinary shares for offer and sale to institutional investors or investors with specific characteristics prescribed by the Securities and Exchange Commission.

1.3) Allocation of 440,000,000 ordinary shares for offer and sale to the existing shareholders and the beneficial owners of the ordinary shares in proportion to their shareholdings.

2. Allocation of 50,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds issued by the Bank and offered for sale in 1999 as part of the Capital Augmented Preferred Securities (CAPS).

3. Allocation of 500,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds and/or convertible bonds that may further be issued in future by the Bank.

4. Allocation of 200,000,000 ordinary shares to be reserved for the exercise of right to purchase ordinary shares by holders of warrants that may further be issued in future by the Bank.

5. Allocation of 655,000 Class A preferred shares for offer and sale in foreign markets and/or domestic markets, which may be offered and sold in conjunction with subordinated bonds.

6. Allocation of 1,000,000 Class B preferred shares for offer and sale in foreign markets and/or domestic markets, which may be offered and sold in conjunction with subordinated bonds and/or unsubordinated bonds and/or subordinated convertible bonds and/or convertible bonds.

The offer and sale of the Bank's securities shall comply with the regulations prescribed by the Securities and Exchange Commission.

5.17 Capital management

It is the Bank's policy to maintain an adequate level of capital to support the business strategies and growth and to meet regulatory requirements. The Bank regularly assesses its capital position under various scenarios in order to anticipate capital requirements for the purpose of its capital planning and management process.

The Bank of Thailand regulation requires that banks registered in Thailand maintain a ratio of capital to total risk assets of not less than 8.50% and that Tier 1 capital must not be less than 4.25% of the total risk assets.

As at December 31, 2009 and 2008, the Bank had capital fund and maintained capital adequacy ratios to risk assets in accordance with the BOT's Notification relating to the Basel II guidelines as follows:

		Million Baht
	2009	**2008**
Tier 1 capital	153,731	142,236
Paid-up share capital	19,088	19,088
Premium on share capital	56,346	56,346
Legal reserve	14,000	13,000
Reserves appropriated from the net profit	56,500	46,500
Retained earnings after appropriation	11,104	7,945
Deductions from Tier 1 capital	(3,307)	(643)
Tier 2 capital	36,215	33,605
Total capital fund	189,946	175,645
Total capital fund before deductions	189,946	175,841
Deductions from total capital fund	-	(196)

	Percentage	
	2009	**2008**
Total capital to risk assets	15.51	13.79
Tier 1 capital to risk assets	12.55	11.17

5.18 The establishment of Special Purpose Vehicle to issue capital securities

On April 21, 1998, the shareholders passed a resolution for the Bank to establish Special Purpose Vehicle (SPV) to issue capital securities in the amount not exceeding USD 1,000 million or its equivalent in other currencies, to be offered in private placement and/or to institutional investors in accordance with the rules and guidelines of the Securities and Exchange Commission. The Bank may issue capital securities in whole amount or in lots. The Board of Directors was authorized to proceed with the establishment of the SPV.

Such capital securities may be perpetual, non-cumulative, and redeemable by the SPV or may be guaranteed by the Bank. The terms and conditions in the offering of the capital securities may state that upon specific conditions, the Bank must or may issue other securities in exchange for the capital securities.

Upon the issuance of capital securities by the SPV, the Bank may issue securities which may be subordinated; secured; convertible into ordinary shares or other securities of the Bank; or any other securities in the amount not exceeding USD 1,100 million or its equivalent in other currencies to the SPV. The Board of Directors has been authorized to proceed with the issuance of the capital securities by the SPV and those securities that the Bank may have to issue to the SPV. The terms and conditions of the offering of the capital securities by the SPV may include dividend payment or other kind of payment as determined by the Board of

Directors and such payment may be related to payment of dividend or other payment on other securities of the Bank.

On March 18, 1999, the shareholders passed a resolution for the Bank to establish or to invest in a subsidiary or SPV for the purpose of raising fund of the Bank, by issuing preferred shares and/or bonds to the subsidiary or SPV, or the Bank may issue the preferred shares and/or bonds to a mutual fund or a juristic entity that is established for investing mainly in the Bank's preferred shares and/or bonds; and the Bank is authorized to enter into Trust Agreement or Master Investment Agreement between the Bank and the subsidiary or SPV or mutual fund or any other juristic entity.

5.19 Legal reserve and other reserves

5.19.1 Under the Public Limited Companies Act, the Bank is required to allocate to a reserve fund at least 5% of its net profit after accumulated losses brought forward (if any) until the reserve fund is not less than 10% of the registered capital. However, the Bank's Articles of Association require that the Bank shall allocate to the reserve fund at least 10% of its net profit after accumulated losses brought forward (if any) until the reserve fund is not less than 25% of the registered capital.

5.19.2 The Bank appropriated annual profit as other reserves, which is treated as general reserve with no specific purpose.

5.20 The appropriation of the profit and the dividends payment

On April 11, 2008, the 15th Annual Ordinary Meeting of Shareholders approved the resolutions regarding the appropriation of the profit and the payment of dividend for the year 2007 as follows :

- The appropriation as legal reserves and as other reserves amounting to Baht 1,000 million and Baht 10,000 million, respectively, with the amount to be appropriated for the period of January - June 2007 amounting to Baht 500 million and Baht 5,000 million, respectively (which had already been appropriated as per the financial statements for the year ended December 31, 2007) and the amount to be appropriated for the period of July - December 2007 amounting to Baht 500 million and Baht 5,000 million, respectively.

- The payment of dividend at the rate of Baht 3.00 per ordinary share, totaling Baht 5,727 million, a part of which had been paid as interim dividend at the rate of Baht 1.00 per share on September 27, 2007, and the remaining amount to be paid on May 9, 2008 at the rate of Baht 2.00 per share.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 3,818 million on May 9, 2008.

On August 28, 2008, the meeting of the Board of Directors of the Bank No. 9/2008 approved the resolutions regarding the appropriation of the profit and the payment of interim dividend as follows :

- The appropriation as legal reserves and as other reserves for the period of January - June 2008 amounting to Baht 500 million and Baht 5,000 million, respectively.

- The payment of interim dividend at the rate of Baht 1.00 per ordinary share on September 26, 2008.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 1,909 million on September 26, 2008.

On April 10, 2009, the 16th Annual Ordinary Meeting of Shareholders approved the resolutions regarding the appropriation of the profit and the payment of dividend for the year 2008 as follows :

- The appropriation as legal reserves and as other reserves amounting to Baht 1,000 million and Baht 10,000 million, respectively, with the amount to be appropriated for the period of January - June 2008 amounting to Baht 500 million and Baht 5,000 million, respectively (which had already been appropriated as per the financial statements for the year ended December 31, 2008) and the amount to be appropriated for the period of July - December 2008 amounting to Baht 500 million and Baht 5,000 million, respectively.

- The payment of dividend at the rate of Baht 3.00 per ordinary share, totaling Baht 5,727 million, a part of which had been paid as interim dividend at the rate of Baht 1.00 per share on September 26, 2008, and the remaining amount to be paid on May 7, 2009 at the rate of Baht 2.00 per share.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 3,818 million on May 7, 2009.

On August 27, 2009, the meeting of the Board of Directors of the Bank No. 8/2009 approved the resolutions regarding the appropriation of the profit and the payment of interim dividend as follows :

- The appropriation as legal reserves and as other reserves for the period of January - June 2009 amounting to Baht 500 million and Baht 5,000 million, respectively.

- The payment of interim dividend at the rate of Baht 1.00 per ordinary share on September 25, 2009.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 1,909 million on September 25, 2009.

5.21 Commitments

As at December 31, 2009 and 2008, the Bank and subsidiaries had commitments as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	2009			2008		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,530	181	2,711	2,309	92	2,401
Guarantees of loans	496	3,541	4,037	476	3,366	3,842
Other guarantees	84,005	15,391	99,396	77,584	16,509	94,093
Liability under unmatured import bills	1,452	10,119	11,571	1,124	9,431	10,555
Letters of credit	1,231	28,544	29,775	606	25,507	26,113
Foreign exchange agreements						
Bought	13,724	301,436	315,160	13,975	278,290	292,265
Sold	13,693	392,629	406,322	13,012	431,828	444,840
Interest rate agreements						
Bought	5,619	1,535	7,154	1,800	1,433	3,233
Sold	5,656	1,535	7,191	1,800	1,433	3,233
Credit derivatives	-	1,668	1,668	-	1,747	1,747
Amount of unused bank overdraft	138,818	2,264	141,082	133,705	2,558	136,263
Others	7,177	2,116	9,293	29,410	1,518	30,928
Total	274,401	760,959	1,035,360	275,801	773,712	1,049,513

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	2009			2008		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,530	181	2,711	2,309	92	2,401
Guarantees of loans	491	3,374	3,865	470	3,157	3,627
Other guarantees	84,006	14,700	98,706	77,586	15,681	93,267
Liability under unmatured import bills	1,452	9,743	11,195	1,124	9,300	10,424
Letters of credit	1,231	28,055	29,286	606	25,303	25,909
Foreign exchange agreements						
Bought	13,719	301,193	314,912	13,974	277,968	291,942
Sold	13,692	392,473	406,165	13,011	431,517	444,528
Interest rate agreements						
Bought	5,619	1,535	7,154	1,800	1,433	3,233
Sold	5,619	1,535	7,154	1,800	1,433	3,233
Credit derivatives	-	1,668	1,668	-	1,747	1,747
Amount of unused bank overdraft	138,818	1,175	139,993	133,705	1,490	135,195
Others	7,326	2,116	9,442	29,410	1,518	30,928
Total	274,503	757,748	1,032,251	275,795	770,639	1,046,434

5.22 Assets pledged as collateral and under restriction

The Bank had deposit accounts placed with foreign banks to be used as investments in overseas branches and subsidiaries with usage restrictions in accordance with the regulations of local government agencies. As at December 31, 2008, such deposits amounted to Baht 14,362 million and as at December 31, 2009, the Bank had no collateral and under restriction.

The Bank had investments in government securities and state enterprise securities which have been pledged as collateral for commitments with government agencies and the Bank of Thailand. The book value of such securities, net of valuation allowances for impairment, as at December 31, 2009 and 2008 amounted to Baht 33,148 million and Baht 296 million, respectively.

The Bank had investments in equity securities acquired through debt restructuring which allow the pre-determined parties to buy such securities. The book value of such securities, net of valuation allowances for impairment, as at December 31, 2009 and 2008 amounted to Baht 45 million and Baht 19 million, respectively.

A subsidiary of the Bank had properties for sale with restrictions on sale, transfer, pledge and/or other commitments at the book value, net of valuation allowances for impairment, as at December 31, 2009, amounted to Baht 515 million.

5.23 Litigation

As at December 31, 2009, a number of civil proceedings have been brought against the Bank and subsidiaries in the ordinary course of business. The Bank and subsidiaries believe that such proceedings, when resolved, will not materially affect the Bank and subsidiaries's financial position and result of operations.

As at December 31, 2008, a number of civil proceedings brought against the Bank in the ordinary course of business. The Bank believes that such proceedings, when resolved, will not materially affect the Bank's financial position and result of operations.

5.24 Related party transactions

Related parties of the Bank consisted of the Bank's directors, executives at the level of executive vice president and higher, or any parties related to the aforementioned persons, including the entities in which the Bank, the Bank's directors, or executives at the level of executive vice president and higher, or any parties related to the aforementioned persons, together have 10% or more combined beneficial ownership and/or managerial control.

As at December 31, 2009 and 2008, the Bank had significant assets, liabilities and commitments with related parties, as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2009	2008	2009	2008
PLACEMENT				
Subsidiaries				
Bangkok Bank Berhad	-	-	435	1,573
Bangkok Bank (China) Co., Ltd.	-	-	14,653	-
	-	-	15,088	1,573
LOANS				
Subsidiary				
Sinnsuptawee Asset Management Co., Ltd.	-	-	5,053	6,807
Associated company				
BSL Leasing Co., Ltd.	999	1,465	999	1,465
Related restructured debtors	8,224	7,827	8,224	7,827
Other related parties	11,577	10,775	11,577	10,775
Total	20,800	20,067	25,853	26,874
ALLOWANCE FOR DOUBTFUL ACCOUNTS				
Subsidiary				
Sinnsuptawee Asset Management Co.,	-	-	51	68
Associated company				
BSL Leasing Co., Ltd.	10	15	10	15
Related restructured debtors	3,707	2,951	3,707	2,951
Other related parties	98	107	98	107
Total	3,815	3,073	3,866	3,141
OTHER ASSETS				
Subsidiaries				
Bangkok Bank Berhad	-	-	-	12
Sinnsuptawee Asset Management Co., Ltd.	-	-	6	462
Bangkok Bank (China) Co., Ltd.	-	-	71	-
Associated companies				
BSL Leasing Co., Ltd.	4	15	4	15
Processing Center Co., Ltd.	6	-	6	-
Related restructured debtors	22	35	22	35
Other related parties	36	89	36	89
Total	68	139	145	613

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2009	2008	2009	2008
DEPOSITS				
Subsidiaries				
BBL (Cayman) Limited	-	-	679	706
Bangkok Bank Berhad	-	-	79	87
Sinnsuptawee Asset Management Co., Ltd.	-	-	21	1,330
BBL Asset Management Co., Ltd.	-	-	13	12
Bualuang Securities PCL.	-	-	16	20
Bangkok Bank (China) Co., Ltd.	-	-	44	-
Associated companies				
BSL Leasing Co., Ltd.	19	25	19	25
Processing Center Co., Ltd.	168	159	168	159
National ITMX Co., Ltd.	10	2	10	2
PCC Capital Co., Ltd.	51	53	51	53
Thai Digital ID Co., Ltd.	26	44	26	44
Related restructured debtors	1,034	609	1,034	609
Other related parties	9,810	5,282	9,810	5,282
Total	11,118	6,174	11,970	8,329
BORROWINGS				
Subsidiaries				
Bangkok Bank Berhad	-	-	-	48
Sinnsuptawee Asset Management Co., Ltd.	-	-	200	-
Bualuang Securities PCL.	-	-	930	400
Total	-	-	1,130	448
OTHER LIABILITIES				
Subsidiary				
Sinnsuptawee Asset Management Co., Ltd.	-	-	1,405	1,591
Associated company				
National ITMX Co., Ltd.	7	-	7	-
Related restructured debtors	-	2	-	2
Other related parties	14	23	14	23
Total	21	25	1,426	1,616

	Million Baht			
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2009	2008	2009	2008
COMMITMENTS				
Subsidiaries				
Bangkok Bank Berhad	-	-	635	3
Sinnsuptawee Asset Management Co.,	-	-	1	-
Bualuang Securities PCL.	-	-	150	2
Associated companies				
BSL Leasing Co., Ltd.	-	249	-	249
National ITMX Co., Ltd.	-	1	-	1
Related restructured debtors	609	888	609	888
Other related parties	1,082	1,206	1,082	1,206
Total	1,691	2,344	2,477	2,349

For the year ended December 31, 2009, the Bank charged interest at rates between 1.00% to 15.00% on loans to these related parties depending on the type of loans and collateral, with interest rates charged on restructured loans between 2.7376% to 13.25%, on money market loans between 1.32% to 3.88%, on default loans at 15.00% and on other loans between 1.00% to 11.50%.

For the year ended December 31, 2008, the Bank charged interest at rates between 2.00% to 15.00% on loans to these related parties depending on the type of loans and collateral, with interest rates charged on restructured loans between 4.50% to 11.50%, on money market loans between 3.25% to 5.60%, on default loans at 15.00% and on other loans between 2.00% to 11.50%.

The Bank follows the BOT guidelines in estimating the minimum allowance for doubtful accounts on loans to related parties as per loans to normal debtors.

In the consolidated and the separate financial statements, investments in subsidiaries and associated companies as at December 31, 2009 and 2008 are shown in Note 5.3.2.

Significant accounting transactions between the Bank and subsidiaries, associated companies and other related parties were transacted under normal business practices. The prices, interest rates, commission charges, terms and conditions are determined on an arm's length basis. Significant accounting transactions between the Bank and certain restructured debtors were transacted under special debt restructuring conditions.

The Bank had significant income and expenses with related parties as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	FOR THE YEARS ENDED DECEMBER 31,		FOR THE YEARS ENDED DECEMBER 31,	
	2009	2008	2009	2008
Interest and discount received				
Subsidiaries				
Bangkok Bank Berhad	-	-	9	52
Sinnsuptawee Asset Management Co., Ltd.	-	-	177	234
Bangkok Bank (China) Co., Ltd.	-	-	1	-
Associated companies				
BSL Leasing Co., Ltd.	65	109	65	109
Thai Filament Finishing Co., Ltd.*	-	3	-	3
Thai Polymer Textile Co., Ltd.*	-	7	-	7
Thai Taffeta Textile Co., Ltd.*	-	2	-	2
Related restructured debtors	337	496**	337	496**
Other related parties	610	704**	610	704**
Total	1,012	1,321	1,199	1,607
Fees and service income				
Subsidiaries				
BBL Asset Management Co., Ltd.	-	-	592	425
Bualuang Securities PCL.	-	-	7	3
Associated companies				
BSL Leasing Co., Ltd.	-	2	-	2
Processing Center Co., Ltd.	2	1	2	1
Related restructured debtors	7	16**	7	16**
Other related parties	6	5**	6	5**
Total	15	24	614	452
Dividend income				
Subsidiaries				
BBL Asset Management Co., Ltd.	-	-	63	82
Bualuang Securities PCL.	-	-	71	101
Associated companies				
BSL Leasing Co., Ltd.	2	1	2	1
Processing Center Co., Ltd.	75	23	75	23
Total	77	24	211	207

* As at December 31, 2009, became non-related company.

** The Bank had changed the presentation of the financial statements for comparison to comply with the BOT's Notification regarding the Preparation and Announcement of Financial Statements of Commercial Banks and Parent Companies of Financial Holding Groups dated August 3, 2008.

	Million Baht			
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	FOR THE YEARS ENDED DECEMBER 31,		FOR THE YEARS ENDED DECEMBER 31,	
	2009	2008	2009	2008
Other income				
Subsidiaries				
BBL Asset Management Co., Ltd.	-	-	-	1
Bualuang Securities PCL.	-	-	1	1
Associated company				
National ITMX Co., Ltd.	2	7	2	7
Total	2	7	3	9
Interest paid				
Subsidiaries				
BBL (Cayman) Limited	-	-	5	21
Bangkok Bank Berhad	-	-	1	40
Sinnsuptawee Asset Management Co., Ltd.	-	-	3	9
Bualuang Securities PCL.	-	-	9	-
Associated companies				
Processing Center Co., Ltd.	1	2	1	2
Thai Digital ID Co., Ltd.	-	1	-	1
Related restructured debtors	2	7*	2	7*
Other related parties	68	88*	68	88*
Total	71	98	89	168
Other expenses				
Subsidiaries				
Sinnsuptawee Asset Management Co., Ltd.	-	-	1	-
Bualuang Securities PCL.	-	-	3	20
Associated companies				
Processing Center Co., Ltd.	3	56	3	56
National ITMX Co., Ltd.	143	41	143	41
Thai Digital ID Co., Ltd.	3	-	3	-
Related restructured debtors	62	38*	62	38*
Other related parties	737	698*	737	698*
Total	948	833	952	853

* The Bank had changed the presentation of the financial statements for comparison to comply with the BOT's Notification regarding the Preparation and Announcement of Financial Statements of Commercial Banks and Parent Companies of Financial Holding Groups dated August 3, 2008.

For the year ended December 31, 2009, the Bank sold properties for sale to Sinnsuptawee Asset Management Co., Ltd. amounting to Baht 598 million for Baht 430 million, which were its fair value. However, since the Bank had previously set aside allowance for impairment of properties for sale amounting to Baht 168 million, there was no gain or loss to the Bank from these sale transactions.

For the year ended December 31, 2008, the Bank sold properties for sale to Sinnsuptawee Asset Management Co., Ltd. amounting to Baht 638 million for Baht 444 million, which were its fair value. However, since the Bank had previously set aside allowance for impairment of properties for sale amounting to Baht 194 million, there was no gain or loss to the Bank from these sale transactions.

In accordance with the BOT's letter number ThorPorTor. SorNorSor. (01) Wor. 3258/2543 relating to the regulation of the Asset Management Company (AMC), dated November 27, 2000, which required the Bank to disclose the statements of cash flows of the AMC of the Bank in the notes to the financial statements, the statements of cash flows of Sinnsuptawee Asset Management Co., Ltd. are as follows :

SINNSUPTAWEE ASSET MANAGEMENT COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

		Million Baht
	2009	**2008**
CASH FLOWS FROM OPERATING ACTIVITIES		
Income (loss) before income tax	259	(44)
Items to reconcile net income (loss) to cash received (paid) from operating activities		
Depreciation	-	1
Net loss from disposal of securities for investment	130	-
Loss on impairment of properties for sale	98	2
Interest and dividend income	(80)	(99)
Interest expenses	157	220
Proceeds from interest and dividend income	80	99
Interest expenses paid	(157)	(220)
Income (loss) from operations before change in operating assets and liabilities	487	(41)
Operating assets (increase) decrease		
Securities purchased under resale agreements	(200)	-
Properties for sale	168	126
Advance payment for properties for sale	-	1
Other assets	-	1
Operating liabilities increase (decrease)		
Accrued expenses	(2)	-
Deposits	519	29
Deposit for properties for sale rental	(6)	(1)
Other liabilities	1	-
Cash provided by operating activities before income tax	967	115
Income tax paid	(20)	(17)
Proceeds from withholding tax recoverable	1	-
Net cash provided by operating activities	948	98
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of available-for-sale securities	(1,771)	-
Proceeds from disposal of available-for-sale securities	1,724	-
Net cash used in investing activities	(47)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash received form loan from the parent company	-	1,027
Cash paid for loan from the parent company	(1,754)	(600)
Net cash provide by (used in) financing activities	(1,754)	427
Net increase (decrease) in cash and cash equivalent items	(853)	525
Cash and cash equivalent items as at January 1,	869	344
Cash and cash equivalent items as at December 31,	16	869

5.25 Other benefits to directors and persons with managing authority

The Bank has not extended extraordinary monetary and/or non-monetary benefits to the Banks' directors, executives at the level of executive vice president and higher, except for ordinary benefits to the directors and executives.

5.26 Long-term leases

Long-term leases consisted of the following as at December 31, 2009 and 2008 :

Million Baht

		REMAINING RENTAL EXPENSES			
		CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
		2009	2008	2009	2008
Type of lease	**Period**				
Land and/or premises	2009 - 2017	556	513	556	512
Land and/or premises	2018 - 2027	135	65	135	65
Land and/or premises	2028 - 2037	11	8	11	8
Total		702	586	702	585

5.27 The financial position and the results of operation by domestic and foreign operations

5.27.1 The financial position as at December 31, 2009 and 2008 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	2009			2008		
	Domestic Operations	**Foreign Operations**	**Total**	**Domestic Operations**	**Foreign Operations**	**Total**
ASSETS						
Total assets	1,486,647	285,285	1,771,932	1,351,304	325,807	1,677,111
Interbank and money market items	142,384	88,391	230,775	34,156	104,741	138,897
Investments	329,839	13,302	343,141	269,463	14,378	283,841
Loans	953,708	189,580	1,143,288	972,429	208,788	1,181,217
LIABILITIES						
Deposits	1,258,557	102,159	1,360,716	1,213,879	108,408	1,322,287
Interbank and money market items	43,064	46,338	89,402	18,564	37,335	55,899
Borrowings	71,819	8,304	80,123	59,263	9,864	69,127
CONTINGENCIES	844,163	191,197	1,035,360	859,671	189,842	1,049,513

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	2009			2008		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
ASSETS						
Total assets	1,510,231	229,961	1,740,192	1,352,299	307,545	1,659,844
Interbank and money market items	144,144	79,255	223,399	33,414	100,978	134,392
Investments	354,001	11,241	365,242	271,515	14,943	286,458
Loans	957,621	143,724	1,101,345	978,208	193,508	1,171,716
LIABILITIES						
Deposits	1,258,578	84,399	1,342,977	1,215,209	96,268	1,311,477
Interbank and money market items	44,080	35,800	79,880	18,893	33,991	52,884
Borrowings	72,019	8,304	80,323	59,263	8,965	68,228
CONTINGENCIES	844,278	187,973	1,032,251	859,672	186,762	1,046,434

5.27.2 The results of operations for the years ended December 31, 2009 and 2008 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2009			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	59,062	9,245	(3,150)	65,157
Interest expenses	(13,817)	(5,100)	3,150	(15,767)
Net interest income	45,245	4,145	-	49,390
Non-interest income	25,593	1,276	-	26,869
Non-interest expenses	(40,212)	(6,761)	-	(46,973)
Income before income tax	30,626	(1,340)	-	29,286

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2008			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	72,285	15,540	(7,204)	80,621
Interest expenses	(23,750)	(11,148)	7,204	(27,694)
Net interest income	48,535	4,392	-	52,927
Non-interest income	19,871	1,695	-	21,566
Non-interest expenses	(37,884)	(7,119)	-	(45,003)
Income before income tax	30,522	(1,032)	-	29,490

	SEPARATE FINANCIAL STATEMENTS 2009			Million Baht
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	59,309	8,344	(3,141)	64,512
Interest expenses	(13,830)	(4,719)	3,141	(15,408)
Net interest income	45,479	3,625	-	49,104
Non-interest income	23,638	1,191	-	24,829
Non-interest expenses	(39,218)	(6,453)	-	(45,671)
Income before income tax	29,899	(1,637)	-	28,262

	SEPARATE FINANCIAL STATEMENTS 2008			Million Baht
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	72,525	14,478	(7,091)	79,912
Interest expenses	(23,761)	(10,518)	7,091	(27,188)
Net interest income	48,764	3,960	-	52,724
Non-interest income	18,621	1,581	-	20,202
Non-interest expenses	(37,009)	(6,793)	-	(43,802)
Income before income tax	30,376	(1,252)	-	29,124

The basis for the determination of income and expenses charged between the branches and head office or between the branches is established by the head office, which is closed to the funding cost.

5.28 Disclosure of financial instruments

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise at the same time.

5.28.1 Interest rate risk

Interest rate risk in the financial statements arises from the potential change in interest rates which may have an adverse effect on the net interest earnings of the Bank in the current reporting period, and in future years. Interest rate risk arises from the structure and characteristics of the Bank's assets, liabilities and equity, and in the mismatch in repricing dates of its assets and liabilities.

The Bank uses various derivative transactions to manage its assets and liabilities position in order to manage interest rate exposure.

The following table presents the Bank's on-balance-sheet financial assets and financial liabilities repricing profile, period to earlier of contractual repricing date or maturity as at December 31, 2009 and 2008 :

Million Baht

	2009							
	Call to 1 Month	**1 - 3 Months**	**3 - 12 Months**	**1 - 5 Years**	**Over 5 Years**	**Non - interest bearing**	**Non - accrual Loans**	**Total**
Financial Assets								
Interbank and money market items*	131,219	65,340	7,155	1,336	-	18,380**	-	223,430
Investments	10,925	34,646	74,492	162,679	19,917	62,583	-	365,242
Loans	725,698	143,132	120,271	42,961	16,141	6,655	46,487	1,101,345
Financial Liabilities								
Deposits	799,165	314,477	138,906	33,840	-	56,589	-	1,342,977
Interbank and money market items	52,011	12,311	7,089	18	-	8,451	-	79,880
Liabilities payable on demand	7,947	-	-	-	-	-	-	7,947
Borrowings	20,003	35,073	16,673	250	8,324	-	-	80,323

Million Baht

	2008							
	Call to 1 Month	**1 - 3 Months**	**3 - 12 Months**	**1 - 5 Years**	**Over 5 Years**	**Non - interest bearing**	**Non - accrual Loans**	**Total**
Financial Assets								
Interbank and money market items***	64,380	19,457	9,950	1,007	-	39,628**	-	134,422
Investments	22,457	38,878	93,819	84,704	24,026	30,960	-	294,844
Loans	711,189	193,294	126,532	67,681	22,209	5,635	45,176	1,171,716
Financial Liabilities								
Deposits	767,002	300,590	182,412	9,002	-	52,471	-	1,311,477
Interbank and money market items	19,201	19,287	6,813	106	-	7,477	-	52,884
Liabilities payable on demand	5,425	-	-	-	-	-	-	5,425
Borrowings	11,719	26,227	20,986	316	8,980	-	-	68,228

* Excluding allowance for doubtful accounts amounting to Baht 31 million.
** Including accrued interest receivables.
*** Excluding allowance for doubtful accounts amounting to Baht 30 million.

Most of the Bank's financial assets pay interest at floating rates such as Minimum Lending Rate (MLR), Minimum Overdraft Rate (MOR) and Minimum Retail Rate (MRR).

Basic information concerning fixed versus floating rate of domestic loans as at December 31, 2009 and 2008, are as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2009	2008	2009	2008
Fixed interest rate	327,306	409,592	327,306	409,592
Floating interest rate	631,454	569,645	630,314	568,616
Total	958,760	979,237	957,620	978,208

5.28.2 The Bank follows the prudent asset and liability management policy in managing its foreign currencies. Specifically, the Bank funds its foreign currency assets by using the same currency offshore borrowings. In the event that the assets are funded by borrowings in other currencies, the Bank will use currency swaps so that the exchange risks can be properly hedged. Under this policy, the Bank strictly complies with the BOT's rules and regulations.

5.28.3 Concentration of credit risk

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to the Bank. The Bank has established the credit policy of evaluating creditworthiness of its customers and requesting for sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults.

In the case of recognized financial assets, the carrying amount of the assets recorded in the balance sheets, net of any applicable provision for loss, represents the Bank's maximum exposure to credit risk.

With respect to significant geographical concentration of credit risk, since a vast majority of the Bank's businesses are conducted domestically, no additional disclosure as to concentration of credit risk from recognized financial assets is necessary.

Credit risk also arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract with the Bank when settlement becomes due. For the forward foreign exchange contracts, approximately half of the total exposures as at December 31, 2009 were to domestic banks and banks in Organization for Economic Co-operation and Development (OECD) countries while the rest was to banks in non OECD countries or customers from transactions undertaken to meet their risk management needs and as at December 31, 2008 were to non-financial institutions customers. Average tenor for forward foreign exchange contracts as at December 31, 2009 and 2008 were approximately two months and three months, respectively, almost all contracts were under one year tenor.

For the currency swaps, almost all exposures as at December 31, 2009 and 2008 were to financial institutions. For the interest rate swaps, almost all exposures as at December 31, 2009 and 2008 were to non-financial institution customers.

The following table shows the credit risk of the Bank's derivative financial instruments as at December 31, 2009 and 2008 :

		Million Baht
	2009	**2008**
Forward foreign exchange contracts	4,732	5,652
Currency swaps	648	40
Interest rate swaps	25	4
Total	5,405	5,696

5.28.4 Earning financial assets and interest-bearing financial liabilities

The following table presents the Bank's average balance of earning financial assets and interest-bearing financial liabilities, interest income/expense and dividend income and average interest and dividend rates for the years ended December 31, 2009 and 2008 :

			Million Baht
		2009	
	Average Balance	**Interest Income / Expense and Dividend Income**	**Average Rate (%) Per Annum**
Earning Financial Assets			
Interbank and money market items	233,937	2,590	1.11%
Investments, net	310,604	8,781	2.83%
Loans	1,114,262	53,141	4.77%
Total	1,658,803	64,512	
Interest-bearing Financial Liabilities			
Deposits	1,332,288	11,673	0.88%
Interbank and money market items	63,293	876	1.38%
Borrowings	83,875	2,859	3.41%
Total	1,479,456	15,408	

Million Baht

	2008		
	Average Balance	Interest Income / Expense and Dividend Income	Average Rate (%) Per Annum
Earning Financial Assets			
Interbank and money market items and securities purchased under resale agreements	154,838	4,981	3.22%
Investments, net	290,246	11,282	3.89%
Loans	1,123,821	63,649	5.66%
Total	1,568,905	79,912	
Interest-bearing Financial Liabilities			
Deposits	1,281,039	23,553	1.84%
Interbank and money market items	58,905	612	1.04%
Borrowings and subordinated bonds	59,313	3,023	5.10%
Total	1,399,257	27,188	

5.28.5 Maturity profile of assets and liabilities

The following table presents the Bank's maturity profile of on-balance-sheet financial assets and financial liabilities as at December 31, 2009 and 2008 :

Million Baht

	2009					
	Up to 1 Year	1 to 5 Years	Over 5 Years	No Maturity	Non - accrual Loans	Total
Financial Assets						
Interbank and money market items*	222,094	1,336	-	-	-	223,430
Investments	107,291	173,291	22,077	62,583	-	365,242
Loans**	563,791	325,730	165,337	-	46,487	1,101,345
Financial Liabilities						
Deposits	1,309,137	33,840	-	-	-	1,342,977
Interbank and money market items	79,862	18	-	-	-	79,880
Liabilities payable on demand	7,947	-	-	-	-	7,947
Borrowings	71,749	250	8,324	-	-	80,323

* Excluding allowance for doubtful accounts amounting to Baht 31 million.

** Excluding allowance for doubtful accounts and accrued interest receivable.

Million Baht

	2008					
	Up to 1 Year	1 to 5 Years	Over 5 Years	No Maturity	Non - accrual Loans	Total
Financial Assets						
Interbank and money market items*	133,065	1,357	-	-	-	134,422
Investments	121,937	115,901	26,046	30,960	-	294,844
Loans**	650,107	328,958	147,475	-	45,176	1,171,716
Financial Liabilities						
Deposits	1,302,475	9,002	-	-	-	1,311,477
Interbank and money market items	52,778	106	-	-	-	52,884
Liabilities payable on demand	5,425	-	-	-	-	5,425
Borrowings	58,932	316	8,980	-	-	68,228

5.28.6 Derivative financial instruments

The Bank uses derivative financial instruments to hedge its balance sheets, to serve the needs of its customers, and for trading purposes. Derivatives used include currency swaps, interest rate swaps, and forward foreign exchange contracts. The contract or notional amounts of these instruments reflect the extent of the Bank's involvement in particular classes of financial instruments but the amounts potentially subject to credit risk are much smaller.

Forward foreign exchange contracts

Forward foreign exchange contracts are contracts that effectively fix a future foreign exchange rate. The contract provides that, at a predetermined future date, a cash delivery will be made between the parties at a specified contracted rate. The Bank uses forward foreign exchange contracts as part of its asset/liability risk management and to satisfy the customers' foreign exchange risk management needs.

Interest rate swaps and currency swaps

Interest rate swaps are contracts which involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. Currency swaps are contracts which involve the exchange of interest in two different currencies, the majority of the contracts also involve the exchange of underlying principal amounts in two different currencies. Though the Bank uses swaps mainly as part of its asset/liability management, the Bank also acts as an intermediary in arranging swap transactions for customers. The Bank typically becomes a principal in the exchange of payments between the two parties and, therefore, may be exposed to a loss should one of the parties default. The Bank minimizes this risk by performing normal credit reviews on its swap customers and minimizes its exposure to the interest rate and foreign exchange risks inherent in

* Excluding allowance for doubtful accounts amounting to Baht 30 million.

** Excluding allowance for doubtful accounts and accrued interest receivable.

intermediated swaps by entering into offsetting swap position that essentially counterbalance each other.

Credit derivatives

Credit derivatives are agreements to buy/sell guarantees of credit risks relating to the ability to repay the underlying assets. Such agreements may be in the form of embedded derivatives or derivatives.

The following is a summary of the notional amounts and the fair value of the Bank's derivative financial instruments as at December 31, 2009 and 2008 :

Million Baht

	2009			
	Notional Amount			**Fair Value**
	Up to 1 Year	**Over 1 Year**	**Total**	
Forward foreign exchange contracts	668,291	3,377	671,668	1,269
Currency swaps	19,254	30,155	49,409	18
Interest rate swaps	-	14,308	14,308	(77)
Credit derivatives	-	1,668	1,668	(935)

Million Baht

	2008			
	Notional Amount			**Fair Value**
	Up to 1 Year	**Over 1 Year**	**Total**	
Forward foreign exchange contracts	733,407	301	733,708	155
Currency swaps	29	2,734	2,763	7
Interest rate swaps	3,600	2,865	6,465	(173)
Credit derivatives	-	1,747	1,747	(979)

5.28.7 Fair value of financial instruments

The following table presents the Bank's carrying amount and estimated fair value of financial instruments as at December 31, 2009 and 2008 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS			
	2009		2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash	35,780	35,780	41,506	41,506
Interbank and money market items, net	230,775	230,775	138,897	138,897
Investments, net	343,141	355,354	283,841	296,907
Loans and accrued interest receivables, net	1,080,316	1,080,316	1,124,272	1,124,272
Customers' liabilities under acceptances	414	414	493	493
Financial Liabilities				
Deposits	1,360,716	1,360,716	1,322,287	1,322,287
Interbank and money market items	89,402	89,402	55,899	55,899
Liabilities payable on demand	7,968	7,968	5,450	5,450
Borrowings	80,123	89,219	69,127	74,243
Bank's liabilities under acceptances	414	414	493	493
Interest payable	3,068	3,068	6,992	6,992

Million Baht

	SEPARATE FINANCIAL STATEMENTS			
	2009		2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash	35,675	35,675	41,414	41,414
Interbank and money market items, net	223,399	223,399	134,392	134,392
Investments, net	365,242	379,755	286,458	299,475
Loans and accrued interest receivables, net	1,040,691	1,040,691	1,115,338	1,115,339
Customers' liabilities under acceptances	414	414	493	493
Financial Liabilities				
Deposits	1,342,977	1,342,977	1,311,477	1,311,477
Interbank and money market items	79,880	79,880	52,884	52,884
Liabilities payable on demand	7,947	7,947	5,425	5,425
Borrowings	80,323	89,419	68,228	73,344
Bank's liabilities under acceptances	414	414	493	493
Interest payable	2,956	2,956	6,908	6,908

The following methods and assumptions were used by the Bank in estimating the fair value of financial instruments as disclosed herein :

For cash, interbank and money market items (assets and liabilities), securities purchased under resale agreement, customers' liabilities under acceptances, deposits, liabilities payable on demand, Bank's liabilities under acceptances and interest payable, the carrying amounts in the balance sheet approximate the fair value of the items.

For trading securities, available-for-sale securities, and held-to-maturity debt securities, the fair value is based on the market value. For non-marketable debt securities, the fair value is determined by the average bid yield from three reliable financial institutions.

General investment consists of non-marketable equity securities, for which the fair value is estimated based on the discounted cash flow method or the net book value amount; and listed securities acquired through debt restructuring with trading restrictions, for which the fair value is estimated based on the discounted cash flow method or the last bid price on SET on the day that the securities were transferred for debt repayment.

The fair value for loans and accrued interest receivables is based on the carrying value of the loans and accrued interest receivables, net of the allowance for doubtful accounts, as most of the loans are floating rate loans.

The fair value for borrowings is based on the market value.

The fair value of forward foreign exchange rate contracts is based on the market value of instruments with similar characteristics and maturities. The fair value of interest rate swaps and cross currency swaps is estimated by using discounted models based on the current market yields and the maturity of similar instruments. The fair value of credit derivatives is based on the market value of the instrument if there is a quoted price in an active market or on the valuation made by a reliable institution if it is not traded in an active market.

Disclosures for the consolidated financial statements for financial instruments as at December 31, 2009 and 2008 have not been provided for some part, as such information is not significantly different from the disclosures for the separate financial statements.

5.29 Reclassifications of Accounts

The financial statements presented herewith for comparison, had been reclassified to conform to the classifications applied in the financial statements for the year ended December 31, 2009 as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	Previous classification	Current classification	Previous classification	Current classification
BALANCE SHEET				
AS AT DECEMBER 31, 2008				
Unrealized gains on investments	11,304	5,887	11,280	5,867
Unrealized losses on investments	(5,417)	-	(5,413)	-

5.30 Disclosure of capital maintenance information under BOT'S Notification regarding Public Disclosure of Capital Maintenance for Commercial Banks

Location of disclosure www.bangkokbank.com
Date of disclosure within April 2010
Information as of 31 December 2009

5.31 Approval of the financial statements

On February 23, 2010, the Audit Committee and the Board of Executive Directors have authorized for issue these financial statements.